              2018 Semi-Annual Report

              Second Quarter 2018

CONTENTS

BOARD OF DIRECTORS AND AUDITOR	2

SEMI-ANNUAL REPORT ON OPERATIONS	3

GENERAL	3

RESULTS OF OPERATIONS	5

CONDENSED STATEMENT OF FINANCIAL POSITION BY ACTIVITY	26

LIQUIDITY AND CAPITAL RESOURCES	27

RELATED PARTY TRANSACTIONS	30

IMPORTANT EVENTS DURING THE FIRST SIX MONTHS OF 2018	30

RECENT DEVELOPMENTS	30

RISKS AND UNCERTAINTIES	31

2018 U.S. GAAP OUTLOOK	31

SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2018	32

Condensed Consolidated Income Statement	33

Condensed Consolidated Statement of Comprehensive Income	34

Condensed Consolidated Statement of Financial Position	35

Condensed Consolidated Statement of Cash Flows	37

Condensed Consolidated Statement of Changes in Equity	38

Notes	39

RESPONSIBILITY STATEMENT	84

Also available at www.cnhindustrial.com

CNH Industrial N.V.

Corporate Seat: Amsterdam, the Netherlands

Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom

Share Capital: €17,608,744.72 (as of June 30, 2018)

Amsterdam Chamber of Commerce: reg. no. 56532474

Contents	1

BOARD OF DIRECTORS AND

AUDITOR

BOARD OF DIRECTORS

Chairman(*)

Suzanne Heywood(2)(3)

Directors

Mina Gerowin(2)(****)

Léo W. Houle(2)(3)(***)

Peter Kalantzis(1)(3)(****)

John Lanaway(1)(****)

Silke C. Scheiber(1)(****)

Guido Tabellini(3)(****)

Jacqueline A. Tammenoms Bakker(2)(****)

Jacques Theurillat(1)(****)

Interim Chief Executive Officer(**) Derek Neilson INDEPENDENT AUDITOR Ernst & Young Accountants LLP

(1)	Member of the Audit Committee
(2)	Member of the Governance and Sustainability Committee
(3)	Member of the Compensation Committee

(*)	Mr. Sergio Marchionne has been Chairman until July 21, 2018. On July 21, 2018, the Board of Directors appointed Ms. Suzanne Heywood as Chairman with immediate effect.
(**)

Mr. Richard J. Tobin has been Chief Executive Officer and member of the Board until April 27, 2018. The Board of Directors appointed Mr. Derek Neilson as Interim Chief Executive Officer effective as of April 27, 2018. Mr. Neilson is not a member of the Board.

(***)	Independent Director and Senior Non-Executive Director
(****)	Independent Director

Disclaimer

All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect CNH Industrial’s financial results is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2017, prepared in accordance with EU-IFRS and in its annual report on Form 20-F for the year ended December 31, 2017, prepared in accordance with U.S. GAAP. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.

Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Board of Directors and Auditor	2

SEMI-ANNUAL REPORT ON OPERATIONS

(Unaudited)

GENERAL

CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is incorporated in, and under the laws of, the Netherlands and has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company was formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). Unless otherwise indicated or the context otherwise requires, the terms “we”, “us” and “our” refer to CNH Industrial N.V. together with its consolidated subsidiaries.

CNH Industrial reports quarterly and annual consolidated financial results in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”) for U.S. Securities and Exchange Commission (“SEC”) reporting purposes, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”) for European listing proposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Semi-Annual Condensed Consolidated Financial Statements.

Financial information included in this Semi-Annual Report has been prepared in accordance with EU-IFRS. This Semi-Annual Report is prepared using the U.S. dollar as the presentation currency, and with segment reporting based on the following five operating segments:

◾

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the STEYR brand in Europe and the Miller brand, primarily in North America and Australia. Following the acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products have been sold under the Kongskilde, Överum, and JF brands.

◾

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders and telehandlers. Construction equipment is sold under the CASE Construction and New Holland Construction Equipment brands.

◾

Commercial Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

◾

Powertrain designs, manufactures and distributes a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.

◾

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM and (4) APAC. The geographic designations have the following meanings:

◾	NAFTA: United States, Canada and Mexico;

◾	EMEA: member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

◾	LATAM: Central and South America, and the Caribbean Islands; and

◾	APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

This Semi-Annual Report is unaudited.

Semi-Annual Report on Operations	3

Alternative performance measures (or “Non-GAAP financial measures”)

We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our results and allow management and investors to assess CNH Industrial’s and our segments’ operating trends, financial performance and financial position. Management uses these non-GAAP financial measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our and our business segments’ core operations. These non-GAAP financial measures have no standardized meaning presented in EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP financial measures has limitations and they should not be considered as substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS.

Our non-GAAP financial measures are defined as follows(*):

◾

Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

◾	Adjusted EBITDA under EU-IFRS: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).
◾

Adjusted EBIT under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items.

◾

Adjusted EBITDA under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

◾

Adjusted Net Income (Loss) under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

◾

Adjusted Diluted EPS under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

◾

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) under EU-IFRS: Net Debt is defined as total debt plus other financial liabilities, net of cash and cash equivalents, current securities and other financial assets. We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable GAAP financial measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

◾

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) under U.S. GAAP: are derived from financial information prepared in accordance with U.S. GAAP. Net Debt under U.S. GAAP is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt.

◾	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.
◾

Change excl. FX or Constant Currency: we discuss the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

(*)	Refer to “Results of Operations” for additional information on changes to “Non-GAAP financial measures” occurred in 2018.

Semi-Annual Report on Operations	4

RESULTS OF OPERATIONS

Adoption of new accounting standards and Other financial presentation changes

Effective January 1, 2018, CNH Industrial has adopted the following accounting standards: IFRS 15 – Revenue from Contracts with Customers and IFRS 9 – Financial Instruments.

IFRS 15 represents a new framework for recognizing revenue from contracts with customers and includes additional disclosure requirements. CNH Industrial has applied the new revenue recognition standard using the full retrospective approach, adjusting the net equity at January 1, 2017 (date of first time retrospective adoption) due to certain services (mainly maintenance and repair contracts, as well as extended warranty contracts) and certain other incentives provided by CNH Industrial to customers which require a different timing of recognition of revenues and margin. Furthermore, the adoption of the new standard also resulted in changes in classification between net revenues and cost of sales, whose overall impact on total net revenues is not significant, as well as certain further changes in classification for certain assets and liabilities, whose overall impact on total assets and total liabilities is not significant. 2017 figures have been recast accordingly for comparison purposes.

IFRS 9 includes requirements for classification and measurement of financial instruments, impairment of financial assets, and general hedge accounting. CNH Industrial has adopted IFRS 9 retrospectively, except for hedge accounting which was applied prospectively, without recasting prior periods, and adjusting the net equity at January 1, 2018. The impact of the new standard relates to the change in the impairment model from an “incurred loss” to an “expected loss”.

For additional information relating the impacts of adoption of the new accounting standards, refer to the paragraph “New standards and amendments effective from January 1, 2018” in the Notes to the Semi-Annual Condensed Consolidated Financial Statements at June 30, 2018.

Furthermore, concurrently with the change in accounting standards, CNH Industrial reviewed the metrics on which the operating segments will be assessed. Effective January 1, 2018, the Chief Operating Decision Maker (“CODM”) began to assess segment performance and make decisions about resource allocation based upon adjusted EBIT and adjusted EBITDA calculated using accounting standards generally accepted in the United States (“U.S. GAAP”). As such, we have introduced adjusted EBIT and adjusted EBITDA as new non-GAAP financial measures this year. With reference to Financial Services, the CODM continues to assess the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP. As a consequence, starting from the Interim Report for the quarter ended March 31, 2018, CNH Industrial no longer reports trading profit and operating profit on the face of the income statement.

Furthermore, starting from the Interim Report for the quarter ended March 31, 2018, CNH Industrial is no longer presenting the separate line item Other unusual income/(expenses) within the income statement. All amounts previously reported within this item have been reclassified into the line item Other income/(expenses) within the income statement. This reclassification had no effect on the Group’s results of operations, financial position or cash flows.

Semi-Annual Report on Operations	5

The following table summarizes the unaudited impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the consolidated income statement for the three months ended June 30, 2017:

	Three Months Ended June 30, 2017 Consolidated

($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast

Net revenues	7,094	(109)	-	6,985	Net revenues

Cost of sales	5,778	(94)	-	5,684	Cost of sales

Selling, general and administrative costs	558	-	-	558	Selling, general and administrative costs

Research and development costs	255	-	-	255	Research and development costs

			29	29	Result from investments

Other income/(expenses)	(17)	-	17

TRADING PROFIT/(LOSS)	486	(15)	(471)

Gains/(losses) on the disposal of investments	-	-	-	-	Gains/(losses) on the disposal of investments

Restructuring costs	10	-	-	10	Restructuring costs

Other unusual income/(expenses)	-	-	-

OPERATING PROFIT/(LOSS)	476	(15)	(461)

Financial income/(expenses)	(151)	-	151

Result from investments	29	-	(29)

			(17)	(17)	Other income/(expenses)

			(151)	(151)	Financial income/(expenses)

PROFIT/(LOSS) BEFORE TAXES	354	(15)	-	339	PROFIT/(LOSS) BEFORE TAXES

Income tax (expense)	(120)	4	-	(116)	Income tax (expense)

PROFIT/(LOSS) FOR THE PERIOD	234	(11)	-	223	PROFIT/(LOSS) FOR THE PERIOD

Result from intersegment investments	-	-	-	-	Result from intersegment investments

PROFIT/(LOSS) FOR THE PERIOD	234	(11)	-	223	PROFIT/(LOSS) FOR THE PERIOD

Semi-Annual Report on Operations	6

The following table summarizes the unaudited impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the Industrial Activities income statement for the three months ended June 30, 2017:

	Three Months Ended June 30, 2017 Industrial Activities

($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast

Net revenues	6,717	(191)	-	6,526	Net revenues

Cost of sales	5,568	(176)	-	5,392	Cost of sales

Selling, general and administrative costs	517	-	-	517	Selling, general and administrative costs

Research and development costs	255	-	-	255	Research and development costs

			22	22	Result from investments

Other income/(expenses)	(13)	-	13

TRADING PROFIT/(LOSS)	364	(15)	(349)

Gains/(losses) on the disposal of investments	-	-	-	-	Gains/(losses) on the disposal of investments

Restructuring costs	9	-	-	9	Restructuring costs

Other unusual income/(expenses)	-	-	-

OPERATING PROFIT/(LOSS)	355	(15)	(340)

Financial income/(expenses)	(151)	-	151

Result from investments	22	-	(22)

			(13)	(13)	Other income/(expenses)

			(151)	(151)	Financial income/(expenses)

PROFIT/(LOSS) BEFORE TAXES	226	(15)	-	211	PROFIT/(LOSS) BEFORE TAXES

Income tax (expense)	(81)	4	-	(77)	Income tax (expense)

PROFIT/(LOSS) FOR THE PERIOD	145	(11)	-	134	PROFIT/(LOSS) FOR THE PERIOD

Result from intersegment investments	89	-	-	89	Result from intersegment investments

PROFIT/(LOSS) FOR THE PERIOD	234	(11)	-	223	PROFIT/(LOSS) FOR THE PERIOD

Semi-Annual Report on Operations	7

The following table summarizes the unaudited impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the Financial Services income statement for the three months ended June 30, 2017:

	Three Months Ended June 30, 2017 Financial Services

($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast

Net revenues	503	(1)	-	502	Net revenues

Cost of sales	336	(1)	-	335	Cost of sales

Selling, general and administrative costs	41	-	-	41	Selling, general and administrative costs

Research and development costs	-	-	-		Research and development costs

			7	7	Result from investments

Other income/(expenses)	(4)	-	4

TRADING PROFIT/(LOSS)	122	-	(122)

Gains/(losses) on the disposal of investments	-	-	-		Gains/(losses) on the disposal of investments

Restructuring costs	1	-	-	1	Restructuring costs

Other unusual income/(expenses)	-	-	-

OPERATING PROFIT/(LOSS)	121	-	(121)

Financial income/(expenses)	-	-	-

Result from investments	7	-	(7)

			(4)	(4)	Other income/(expenses)

			-		Financial income/(expenses)

PROFIT/(LOSS) BEFORE TAXES	128	-	-	128	PROFIT/(LOSS) BEFORE TAXES

Income tax (expense)	(39)	-	-	(39)	Income tax (expense)

PROFIT/(LOSS) FOR THE PERIOD	89	-	-	89	PROFIT/(LOSS) FOR THE PERIOD

Result from intersegment investments	-	-	-	-	Result from intersegment investments

PROFIT/(LOSS) FOR THE PERIOD	89	-	-	89	PROFIT/(LOSS) FOR THE PERIOD

The following table summarizes the unaudited impact of adoption of IFRS 15 on the net revenues for the three months ended June 30, 2017, broken down by segment:

	Three Months Ended June 30, 2017

($ million)	As previously reported	Impact of IFRS 15 adoption	As recast

Agricultural Equipment	2,893	(127)	2,766

Construction Equipment	676	(26)	650

Commercial Vehicles	2,636	(38)	2,598

Powertrain	1,137	-	1,137

Eliminations and Other	(625)	-	(625)

Total Net revenues of Industrial Activities	6,717	(191)	6,526

Financial Services	503	(1)	502

Eliminations and Other	(126)	83	(43)

Total Net revenues	7,094	(109)	6,985

Semi-Annual Report on Operations	8

The following table summarizes the unaudited impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the consolidated income statement for the six months ended June 30, 2017:

	Six Months Ended June 30, 2017 Consolidated

($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast

Net revenues	12,923	(174)	-	12,749	Net revenues

Cost of sales	10,636	(159)	-	10,477	Cost of sales

Selling, general and administrative costs	1,074	-	-	1,074	Selling, general and administrative costs

Research and development costs	495	-	-	495	Research and development costs

			48	48	Result from investments

Other income/(expenses)	(40)	-	40

TRADING PROFIT/(LOSS)	678	(15)	(663)

Gains/(losses) on the disposal of investments	-	-	-	-	Gains/(losses) on the disposal of investments

Restructuring costs	23	-	-	23	Restructuring costs

Other unusual income/(expenses)	8	-	(8)

OPERATING PROFIT/(LOSS)	663	(15)	(648)

Financial income/(expenses)	(292)	-	292

Result from investments	48	-	(48)

			(32)	(32)	Other income/(expenses)

			(292)	(292)	Financial income/(expenses)

PROFIT/(LOSS) BEFORE TAXES	419	(15)	-	404	PROFIT/(LOSS) BEFORE TAXES

Income tax (expense)	(162)	1	-	(161)	Income tax (expense)

PROFIT/(LOSS) FOR THE PERIOD	257	(14)	-	243	PROFIT/(LOSS) FOR THE PERIOD

Result from intersegment investments	-	-	-	-	Result from intersegment investments

PROFIT/(LOSS) FOR THE PERIOD	257	(14)	-	243	PROFIT/(LOSS) FOR THE PERIOD

Semi-Annual Report on Operations	9

The following table summarizes the unaudited impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the Industrial Activities income statement for the six months ended June 30, 2017:

	Six Months Ended June 30, 2017 Industrial Activities

($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast

Net revenues	12,152	(336)	-	11,816	Net revenues

Cost of sales	10,193	(321)	-	9,872	Cost of sales

Selling, general and administrative costs	992	-	-	992	Selling, general and administrative costs

Research and development costs	495	-	-	495	Research and development costs

			35	35	Result from investments

Other income/(expenses)	(36)	-	36

TRADING PROFIT/(LOSS)	436	(15)	(421)

Gains/(losses) on the disposal of investments	-	-	-		Gains/(losses) on the disposal of investments

Restructuring costs	21	-	-	21	Restructuring costs

Other unusual income/(expenses)	8	-	(8)

OPERATING PROFIT/(LOSS)	423	(15)	(408)

Financial income/(expenses)	(292)	-	292

Result from investments	35	-	(35)

			(28)	(28)	Other income/(expenses)

			(292)	(292)	Financial income/(expenses)

PROFIT/(LOSS) BEFORE TAXES	166	(15)	-	151	PROFIT/(LOSS) BEFORE TAXES

Income tax (expense)	(85)	1	-	(84)	Income tax (expense)

PROFIT/(LOSS) FOR THE PERIOD	81	(14)	-	67	PROFIT/(LOSS) FOR THE PERIOD

Result from intersegment investments	176	-	-	176	Result from intersegment investments

PROFIT/(LOSS) FOR THE PERIOD	257	(14)	-	243	PROFIT/(LOSS) FOR THE PERIOD

Semi-Annual Report on Operations	10

The following table summarizes the unaudited impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the Financial Services income statement for the six months ended June 30, 2017:

	Six Months Ended June 30, 2017 Financial Services

($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast

Net revenues	1,017	(3)	-	1,014	Net revenues

Cost of sales	689	(3)	-	686	Cost of sales

Selling, general and administrative costs	82	-	-	82	Selling, general and administrative costs

Research and development costs	-	-	-		Research and development costs

			13	13	Result from investments

Other income/(expenses)	(4)	-	4

TRADING PROFIT/(LOSS)	242	-	(242)

Gains/(losses) on the disposal of investments	-	-	-		Gains/(losses) on the disposal of investments

Restructuring costs	2	-	-	2	Restructuring costs

Other unusual income/(expenses)	-	-	-

OPERATING PROFIT/(LOSS)	240	-	(240)

Financial income/(expenses)	-	-	-

Result from investments	13	-	(13)

			(4)	(4)	Other income/(expenses)

			-	-	Financial income/(expenses)

PROFIT/(LOSS) BEFORE TAXES	253	-	-	253	PROFIT/(LOSS) BEFORE TAXES

Income tax (expense)	(77)	-	-	(77)	Income tax (expense)

PROFIT/(LOSS) FOR THE PERIOD	176	-	-	176	PROFIT/(LOSS) FOR THE PERIOD

Result from intersegment investments	-	-	-	-	Result from intersegment investments

PROFIT/(LOSS) FOR THE PERIOD	176	-	-	176	PROFIT/(LOSS) FOR THE PERIOD

The following table summarizes the unaudited impact of adoption of IFRS 15 on the net revenues for the six months ended June 30, 2017, broken down by segment:

	Six Months Ended June 30, 2017

($ million)	As previously reported	Impact of IFRS 15 adoption	As recast

Agricultural Equipment	5,239	(233)	5,006

Construction Equipment	1,199	(47)	1,152

Commercial Vehicles	4,778	(55)	4,723

Powertrain	2,139	(1)	2,138

Eliminations and Other	(1,203)	—	(1,203)

Total Net revenues of Industrial Activities	12,152	(336)	11,816

Financial Services	1,017	(3)	1,014

Eliminations and Other	(246)	165	(81)

Total Net revenues	12,923	(174)	12,749

The impact of adoption of IFRS 15 on the consolidated, Industrial Activities and Financial Services statement of cash flows for the six months ended June 30, 2017 was immaterial.

Semi-Annual Report on Operations	11

Introduction

The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following table providing the consolidated income statements and a breakdown of CNH Industrial results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as Corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.

Three Months Ended June 30, 2018 Compared to Three Months Ended June 30, 2017

Consolidated Results of Operations(*)

	Three Months Ended June 30, 2018			Three Months Ended June 30, 2017

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Net revenues	8,031	7,580	498	6,985	6,526	502

Cost of sales	6,461	6,191	317	5,684	5,392	335

Selling, general and administrative costs	588	546	42	558	517	41

Research and development costs	264	264	-	255	255	-

Result from investments	23	17	6	29	22	7

Gains/(losses) on disposal of investments	-	-	-	-	-	-

Restructuring costs	7	7	-	10	9	1

Other income/(expenses)(1)	493	494	(1)	(17)	(13)	(4)

Financial income/(expenses)(2)	(186)	(186)	-	(151)	(151)	-

PROFIT/(LOSS) BEFORE TAXES	1,041	897	144	339	211	128

Income tax (expense)	(256)	(216)	(40)	(116)	(77)	(39)

PROFIT/(LOSS) FOR THE PERIOD	785	681	104	223	134	89

Result from intersegment investments(**)	-	104	-	-	89	-

PROFIT/(LOSS) FOR THE PERIOD	785	785	104	223	223	89

Notes:

(*)	Transactions between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.
(**)	Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in this item.
(1)	In the three months ended June 30, 2018, Other income/(expenses) includes a pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S.
(2)

In the three months ended June 30, 2017, Financial income/(expenses) included a charge of $17 million related to the early redemption of all the outstanding $636 million aggregate principal amount of Case New Holland Industrial Inc. 7.875% Senior Notes due 2017.

Net revenues

We recorded net revenues of $8,031 million for the three months ended June 30, 2018, an increase of 15.0% (up 11.9% on a constant currency basis) compared to the three months ended June 30, 2017. Net revenues of Industrial Activities were $7,580 million in the three months ended June 30, 2018, an increase of 16.2% (up 12.8% on a constant currency basis) compared to the three months ended June 30, 2017, mainly as a result of significant improvements in the Agricultural and Construction Equipment segments.

Cost of sales

Cost of sales were $6,461 million for the three months ended June 30, 2018 compared with $5,684 million for the three months ended June 30, 2017. The increase of 13.7% was driven by the increase in net revenues. As a percentage of net revenues, cost of sales of Industrial Activities was 81.7% in the three months ended June 30, 2018 (82.6% for the three months ended June 30, 2017).

Selling, general and administrative costs

Selling, general and administrative (“SG&A”) costs amounted to $588 million during the three months ended June 30, 2018 (7.3% of net revenues) up $30 million compared to the three months ended June 30, 2017 (8.0% of net revenues).

Semi-Annual Report on Operations	12

Research and development costs

For the three months ended June 30, 2018, research and development (“R&D”) costs were $264 million ($255 million for the three months ended June 30, 2017) and included all R&D costs not recognized as assets amounting to $144 million ($137 million in the three months ended June 30, 2017) and the amortization of capitalized development costs of $120 million ($118 million in the three months ended June 30, 2017). During the period, CNH Industrial capitalized new development costs of $125 million ($96 million in the three months ended June 30, 2017). The costs in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.

Result from investments

Result from investments was a net gain of $23 million and $29 million for the three months ended June 30, 2018 and 2017, respectively.

Restructuring costs

Restructuring costs for the three months ended June 30, 2018 were $7 million compared to $10 million for the three months ended June 30, 2017. The costs in the three months ended June 30, 2018 were primarily attributable to actions in Commercial Vehicles as part of the Company’s Efficiency Program launched in 2014.

Other income/(expenses)

Other income was $493 million for the three months ended June 30, 2018 compared to other expenses of $17 million in the three months ended June 30, 2017. In the three months ended June 30, 2018, other income included a pre-tax gain of $527 million related to the modification of a healthcare plan (the “Benefits Modification gain”) following the favorable judgement issued by the United States Supreme Court, as previously announced by CNH Industrial on April 16, 2018.

Financial income/(expenses)

Net financial expenses were $186 million for the three months ended June 30, 2018 compared to $151 million for the three months ended June 30, 2017. In the three months ended June 30, 2017, net financial expenses included the charge of $17 million related to the early redemption of all outstanding Case New Holland Industrial Inc. 7.875% Senior Notes due 2017 (the “2017 Notes”). The increase of $35 million was primarily attributable to foreign exchange impacts, partially offset by a decrease of interest expenses primarily attributable to refinancing and early retirement of certain high yield debt as well as lower average indebtedness.

Income tax (expense)

	Three Months Ended June 30,

($ million)	2018	2017

Profit before taxes	1,041	339

Income tax (expense)	(256)	(116)

Effective tax rate	24.6%	34.2%

Income taxes for the three months ended June 30, 2018 were $256 million compared to $116 million for the three months ended June 30, 2017. The effective tax rates for the three months ended June 30, 2018 and 2017 were 24.6% and 34.2%, respectively. Excluding the impact of restructuring in both periods, the Benefits Modification gain in 2018 and the charge to redeem the 2017 Notes in 2017, the effective tax rates were 25% and 34% in the three months ended June 30, 2018 and 2017, respectively. The lower effective tax rate in the current period is primarily attributable to a favorable geographic mix of pre-tax earnings, including improved pre-tax results in jurisdictions where CNH Industrial has, historically, been unable to benefit from pre-tax losses as well as a lower U.S. tax rate. These reductions were partly offset by net discrete tax charges in multiple tax jurisdictions in the current period.

In December 2017, the U.S. government enacted new tax legislation (U.S. Tax Reform). U.S. Tax Reform changed many aspects of U.S. corporate income taxation, including, but not limited to, reducing the corporate tax rate from 35% to 21%, implementing a quasi-territorial tax system and imposing a tax on deemed repatriated earnings of certain foreign subsidiaries. At the end of 2017, CNH Industrial reasonably estimated the effects of U.S. Tax Reform. Those provisional estimates were not changed during the three months ended June 30, 2018. During 2018, CNH Industrial will continue assessing its previously recorded impacts related to U.S. Tax Reform.

Profit/(loss) for the period

Net profit was $785 million in the three months ended June 30, 2018 compared to net profit of $223 million in the three months ended June 30, 2017, and included the after-tax gain of $399 million related to the benefits modification previously mentioned.

Semi-Annual Report on Operations	13

Industrial Activities Performance

The following tables show net revenues, adjusted EBIT and adjusted EBITDA broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

Net revenues

	Three Months Ended June 30,

($ million)	2018	2017	% change	% change excl. FX

Agricultural Equipment	3,312	2,766	19.7	18.3

Construction Equipment	799	650	22.9	22.3

Commercial Vehicles	2,889	2,598	11.2	5.9

Powertrain	1,219	1,137	7.2	1.4

Eliminations and Other	(639)	(625)	-	-

Total Net revenues of Industrial Activities	7,580	6,526	16.2	12.8

Financial Services	498	502	-0.8	-

Eliminations and Other	(47)	(43)	-	-

Total Net revenues	8,031	6,985	15.0	11.9

Adjusted EBIT

	Three Months Ended June 30,

($ million)	2018	2017	Change

Agricultural Equipment	388	254	134

Construction Equipment	28	(3)	31

Commercial Vehicles	99	67	32

Powertrain	108	94	14

Unallocated items, eliminations and other	(60)	(41)	-19

Total Adjusted EBIT of Industrial Activities	563	371	192

Financial Services	144	129	15

Eliminations and Other	-	-	-

Total Adjusted EBIT	707	500	207

Adjusted EBITDA

	Three Months Ended June 30,

($ million)	2018	2017	Change

Agricultural Equipment	526	387	139

Construction Equipment	55	27	28

Commercial Vehicles	282	234	48

Powertrain	153	135	18

Unallocated items, eliminations and other	(60)	(41)	-19

Total Adjusted EBITDA of Industrial Activities	956	742	214

Financial Services	205	194	11

Eliminations and Other	-	-	-

Total Adjusted EBITDA	1,161	936	225

Net revenues of Industrial Activities were $7,580 million during the three months ended June 30, 2018, a 16.2% increase (up 12.8% on a constant currency basis) compared to the same period of 2017, mainly driven by significant improvements in the Agricultural and Construction Equipment segments.

Adjusted EBIT of Industrial Activities was $563 million in the three months ended June 30, 2018, a $192 million increase from the three months ended June 30, 2017 with an adjusted EBIT margin of 7.4%, up 1.7 percentage points (“p.p.”) compared to the three months ended June 30, 2017.

Semi-Annual Report on Operations	14

Adjusted EBITDA of Industrial Activities was up 29% to $956 million for the three months ended June 30, 2018 compared to $742 million for the three months ended June 30, 2017, with an adjusted EBITDA margin of 12.6%, up 1.2 p.p. compared to the three months ended June 30, 2017.

The following tables summarize the reconciliation of adjusted EBIT and adjusted EBITDA, non-GAAP financial measures, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for the three months ended June 30, 2018 and 2017.

	Three Months Ended June 30, 2018

($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total

Profit/(loss)(1)						681	104	785

Add back

Financial expenses						186	-	186

Income tax expense						216	40	256

Adjustments:

Restructuring costs	1	-	5	1	-	7	-	7

Pre-tax gain related to the modification of a healthcare plan in the U.S.	-	-	-	-	(527)	(527)	-	(527)

Adjusted EBIT	388	28	99	108	(60)	563	144	707

Depreciation and amortization	137	27	89	45	-	298	1	299

Depreciation of assets under operating leases and assets sold with buy-back commitments	1	-	94	-	-	95	60	155

Adjusted EBITDA	526	55	282	153	(60)	956	205	1,161

(1) For Industrial Activities, net income (loss) net of “Results from intersegment investments”.
	Three Months Ended June 30, 2017

($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total

Profit/(loss)(1)						134	89	223

Add back

Financial expenses						151	-	151

Income tax expense						77	39	116

Adjustments:

Restructuring costs	4	-	4	1	-	9	1	10

Adjusted EBIT	254	(3)	67	94	(41)	371	129	500

Depreciation and amortization	133	30	88	41	-	292	2	294

Depreciation of assets under operating leases and assets sold with buy-back commitments	-	-	79	-	-	79	63	142

Adjusted EBITDA	387	27	234	135	(41)	742	194	936

(1)	For Industrial Activities, net income (loss) net of “Results from intersegment investments”.

Semi-Annual Report on Operations	15

Agricultural Equipment

Net revenues

The following table shows Agricultural Equipment net revenues broken down by geographic region for the three months ended June 30, 2018 compared to the three months ended June 30, 2017:

Agricultural Equipment Net revenues – by geographic region:

	Three Months Ended June 30,

($ million)	2018	2017	% Change

NAFTA	1,077	890	21.0

EMEA	1,399	1,126	24.2

LATAM	353	349	1.1

APAC	483	401	20.4

Total	3,312	2,766	19.7

Net revenues of Agricultural Equipment were $3,312 million for the three months ended June 30, 2018, an increase of 19.7% (up 18.3% on a constant currency basis) compared to the three months ended June 30, 2017 primarily due to favorable end-user demand as well as favorable price realization across all regions.

For the three months ended June 30, 2018, worldwide industry unit sales were up 9% compared to the three months ended June 30, 2017. In NAFTA, industry volumes in the over 140 horsepower (“hp”) tractor market sector were up 9% and combines were up 26%. Industry volumes for under 140 hp tractors in NAFTA was also up 9%. EMEA markets were down 1% for tractors and up 4% for combines. In LATAM, the tractor market decreased 2% while the combine market increased 25%. APAC markets increased 11% and 6% for tractors and combines, respectively.

Adjusted EBIT

Adjusted EBIT was $388 million in the three months ended June 30, 2018 ($254 million in the three months ended June 30, 2017). Adjusted EBIT margin increased 2.5 p.p. to 11.7% compared to the three months ended June 30, 2017. The increase was due to favorable volume and mix, primarily in NAFTA and EMEA, and sustained net price realization across all regions, including the expected reduction in interest compensation to Financial Services as a result of the achievement of an investment grade rating. The anticipated increase in raw material costs was offset by manufacturing efficiencies. Product development spending, related primarily to precision farming and compliance with Stage V emissions requirements, increased 9%.

Construction Equipment

Net revenues

The following table shows Construction Equipment net revenues broken down by geographic region for the three months ended June 30, 2018 compared to the three months ended June 30, 2017:

Construction Equipment Net revenues – by geographic region:

	Three Months Ended June 30,

($ million)	2018	2017	% change

NAFTA	403	346	16.5

EMEA	157	130	20.8

LATAM	93	69	34.8

APAC	146	105	39.0

Total	799	650	22.9

Net revenues of Construction Equipment were $799 million for the three months ended June 30, 2018, an increase of 22.9% compared to the three months ended June 30, 2017 (up 22.3% on a constant currency basis), as a result of a favorable end-user industry demand environment.

During the three months ended June 30, 2018, Construction Equipment’s worldwide heavy equipment and worldwide light equipment industry sales were up 34% and 20%, respectively, compared to the three months ended June 30, 2017.

Semi-Annual Report on Operations	16

Adjusted EBIT

Adjusted EBIT was $28 million for the three months ended June 30, 2018 (negative adjusted EBIT of $3 million in the three months ended June 30, 2017). Adjusted EBIT margin increased 4.0 p.p. to 3.5% compared to the three months ended June 30, 2017. Results were favorably impacted by higher volume, favorable product mix, and positive net price realization, more than offsetting raw material cost increases. During the three months ended June 30, 2018, production levels were 12% above retail demand, in line with the order book which was up approximately 15% compared to the prior year period.

Commercial Vehicles

Net revenues

The following table shows Commercial Vehicles’ net revenues broken down by geographic region for the three months ended June 30, 2018 compared to the three months ended June 30, 2017:

Commercial Vehicles Net revenues – by geographic region:

	Three Months Ended June 30,

($ million)	2018	2017	% change

NAFTA	2	3	n.m.

EMEA	2,452	2,126	15.3

LATAM	226	202	11.9

APAC	209	267	-21.7

Total	2,889	2,598	11.2

n.m. - not meaningful.

Commercial Vehicles’ net revenues were $2,889 million for the three months ended June 30, 2018, an increase of 11.2% (up 5.9% on a constant currency basis) compared to the three months ended June 30, 2017, primarily as a result of a favorable product mix and positive pricing primarily in EMEA and LATAM. Total deliveries were flat year-over-year, as increased volumes in light commercial vehicles, resulting from favorable end-user demand in EMEA and Brazil, and in buses in EMEA and LATAM, were offset by the impact of re-focusing the heavy vehicle sales to a more profitable product portfolio, including alternative propulsion vehicles.

During the three months ended June 30, 2018, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, increased 11% compared to the same period in 2017. In Europe, the Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) increased 13% and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) increased 7%. In LATAM, new truck registrations (GVW ≥3.5 tons) increased 28% over the same period of 2017 with an increase of 45% in Brazil. In APAC, new truck registrations grew by 7%.

In the three months ended June 30, 2018, Commercial Vehicles’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 12.2%, down 0.4 p.p. compared to the three months ended June 30, 2017. Commercial Vehicles’ market share in LATAM in the three months ended June 30, 2018 was 10.3%, down 1.6 p.p. compared to the three months ended June 30, 2017.

Commercial Vehicles delivered approximately 40,300 vehicles (including buses and specialty vehicles) in the three months ended June 30, 2018, representing a 1% decrease from the same prior-year period. Volumes were up 8% in LCV and down 22% in M&H truck segments. Commercial Vehicles’ deliveries decreased 2% in EMEA and 3% in APAC, and increased 13% in LATAM.

In the three months ended June 30, 2018, Commercial Vehicles’ ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 0.79. In the three months ended June 30, 2018, truck order intake in Europe decreased 16% compared to the three months ended June 30, 2017, with an 8% decrease in LCV and a 35% decrease in M&H.

Semi-Annual Report on Operations	17

Adjusted EBIT

Adjusted EBIT was $99 million for the three months ended June 30, 2018 ($67 million in the three months ended June 30, 2017). Adjusted EBIT margin increased 0.8 p.p. to 3.4% compared to the three months ended June 30, 2017. The increase was mainly due to favorable volume and mix performance, primarily in buses, and positive net price realization in EMEA and LATAM in trucks.

Powertrain

Net revenues

Powertrain net revenues were $1,219 million for the three months ended June 30, 2018, a 7.2% increase over the three months ended June 30, 2017 (up 1.4% on a constant currency basis). Sales to external customers accounted for 49% of total net revenues (47% in the three months ended June 30, 2017).

During the three months ended June 30, 2018, Powertrain sold approximately 163,400 engines, an increase of 2% compared to the three months ended June 30, 2017. In terms of major customers, 26% of engine units were supplied to Commercial Vehicles, 15% to Agricultural Equipment, 4% to Construction Equipment and the remaining 55% to external customers. Additionally, Powertrain delivered approximately 19,900 transmissions, an increase of 1% compared to the three months ended June 30, 2017, and approximately 50,700 axles, a 6% decrease compared to the three months ended June 30, 2017.

Adjusted EBIT

Adjusted EBIT was $108 million for the three months ended June 30, 2018 ($94 million in the three months ended June 30, 2017). Adjusted EBIT margin increased 0.6 p.p. to 8.9% compared to the three months ended June 30, 2017. The increase was due to a favorable product mix and manufacturing efficiencies, partially offset by increased SG&A costs.

Financial Services Performance

Net revenues

Financial Services reported net revenues of $498 million for the three months ended June 30, 2018, a decrease of 0.8% compared to the three months ended June 30, 2017 (flat on a constant currency basis), primarily due to a lower average portfolio balance in NAFTA.

Net income

Net income of Financial Services was $104 million for the three months ended June 30, 2018, a $15 million increase over the three months ended June 30, 2017, primarily due to stronger performance in NAFTA, EMEA and LATAM.

Retail loan originations in the three months ended June 30, 2018, including unconsolidated joint ventures, were $2.6 billion, relatively flat compared to the three months ended June 30, 2017. The managed portfolio, including unconsolidated joint ventures, was $25.9 billion as of June 30, 2018 (of which retail was 61% and wholesale was 39%), up $0.3 billion compared to June 30, 2017. Excluding the impact of currency translation, the managed portfolio increased $0.8 billion compared to the same period in 2017.

Semi-Annual Report on Operations	18

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017

Consolidated Results of Operations(*)

	Six Months Ended June 30, 2018			Six Months Ended June 30, 2017

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Net revenues	14,783	13,880	1,000	12,749	11,816	1,014

Cost of sales	11,998	11,452	643	10,477	9,872	686

Selling, general and administrative costs	1,158	1,074	84	1,074	992	82

Research and development costs	526	526	-	495	495	-

Result from investments	44	27	17	48	35	13

Gains/(losses) on disposal of investments	-	-	-	-	-	-

Restructuring costs	10	10	-	23	21	2

Other income/(expenses)(1)	454	457	(3)	(32)	(28)	(4)

Financial income/(expenses)(2)	(306)	(306)	-	(292)	(292)	-

PROFIT/(LOSS) BEFORE TAXES	1,283	996	287	404	151	253

Income tax (expense)	(314)	(234)	(80)	(161)	(84)	(77)

PROFIT/(LOSS) FOR THE PERIOD	969	762	207	243	67	176

Result from intersegment investments(**)	-	207	-	-	176	-

PROFIT/(LOSS) FOR THE PERIOD	969	969	207	243	243	176

Notes:

(*)	Transactions between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.
(**)	Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in this item.
(1)	In the six months ended June 30, 2018, Other income/(expenses) includes a pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S.
(2)	In the six months ended June 30, 2017, Financial income/(expenses) included a charge of $17 million related to the early redemption of the 2017 Notes.

Net revenues

We recorded net revenues of $14,783 million for six months ended June 30, 2018, an increase of 16.0% (up 10.7% on a constant currency basis) compared to the six months ended June 30, 2017. Net revenues of Industrial Activities were $13,880 million in the six months ended June 30, 2018, an increase of 17.5% (up 11.8% on a constant currency basis) compared to the six months ended June 30, 2017 as a result of increased volumes in all Industrial Activities segments.

Cost of sales

Cost of sales were $11,998 million for the six months ended June 30, 2018 compared with $10,477 million for the six months ended June 30, 2017. The increase of 14.5% was driven by the increase in net revenues. As a percentage of net revenues, cost of sales of Industrial Activities was 82.5% in the six months ended June 30, 2018 (83.5% for the six months ended June 30, 2017).

Selling, general and administrative costs

SG&A costs were $1,158 million during the six months ended June 30, 2018 (7.8% of net revenues) up $84 million compared to the six months ended June 30, 2017 (8.4% of net revenues).

Research and development costs

For the six months ended June 30, 2018, R&D costs were $526 million ($495 million in the six months ended June 30, 2017) and included all R&D costs not recognized as assets amounting to $284 million ($261 million in the six months ended June 30, 2017) and the amortization of capitalized development costs of $242 million ($234 million in the six months ended June 30,2017). During the period, CNH Industrial capitalized new development costs of $221 million ($170 million in the six months ended June 30, 2017). The costs in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.

Result from investments

Result from investments was a net gain of $44 million and $48 million for the six months ended June 30, 2018 and 2017, respectively.

Restructuring costs

Restructuring costs for the six months ended June 30, 2018 were $10 million compared to $23 million for the six months ended June 30, 2017. The costs in the six months ended June 30, 2018 were primarily attributable to actions in Commercial Vehicles as part of the Company’s Efficiency Program launched in 2014.

Semi-Annual Report on Operations	19

Other income/(expenses)

Other income was $454 million for the six months ended June 30, 2018 compared to other expenses of $32 million in the six months ended June 30, 2017. In the six months ended June 30, 2018, other income included the Benefits Modification gain of $527 million.

Financial income/(expenses)

Net financial expenses were $306 million for the six months ended June 30, 2018 compared to $292 million for the six months ended June 30, 2017. In the six months ended June 30, 2017, net financial expenses included the charge of $17 million related to the early redemption of the 2017 Notes. The increase of $14 million was primarily attributable to foreign exchange impacts, partially offset by a decrease of interest expenses primarily attributable to refinancing and early retirement of certain high yield debt as well as lower average indebtedness.

Income tax (expense)

	Six Months Ended June 30,

($ million)	2018	2017

Profit before taxes	1,283	404

Income tax (expense)	(314)	(161)

Effective tax rate	24.5%	39.9%

Income tax expense for the six months ended June 30, 2018 was $314 million compared to $161 million in the six months ended June 30, 2017. The effective tax rates for the six months ended June 30, 2018 and 2017 were 24.5% and 39.9%, respectively. Excluding the impact of restructuring in both periods, the Benefits Modification gain in 2018 and the charge to redeem the 2017 Notes in 2017, the effective tax rates were 25% and 39% in the six months ended June 30, 2018 and 2017, respectively. The lower effective tax rate in the current period is primarily attributable to a favorable geographic mix of pre-tax earnings, including improved pre-tax results in jurisdictions where CNH Industrial has, historically, been unable to benefit from pre-tax losses as well as a lower U.S. tax rate.

In December 2017, the U.S. government enacted new tax legislation (U.S. Tax Reform). U.S. Tax Reform changed many aspects of U.S. corporate income taxation, including, but not limited to, reducing the corporate tax rate from 35% to 21%, implementing a quasi-territorial tax system and imposing a tax on deemed repatriated earnings of certain foreign subsidiaries. At the end of 2017, CNH Industrial reasonably estimated the effects of U.S. Tax Reform. Those provisional estimates were not changed during the six months ended June 30, 2018. During 2018, the CNH Industrial will continue assessing its previously recorded impacts related to U.S. Tax Reform.

Profit/(loss) for the period

Net profit was $969 million in the six months ended June 30, 2018 compared to net income of $243 million in the six months ended June 30, 2017, and included the after-tax gain of $399 million related to the benefits modification previously mentioned.

Industrial Activities Performance

The following tables show net revenues, adjusted EBIT and adjusted EBITDA broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

Net revenues

	Six Months Ended June 30,

($ million)	2018	2017	% change	% change excl. FX

Agricultural Equipment	5,891	5,006	17.7	15.0

Construction Equipment	1,481	1,152	28.6	26.3

Commercial Vehicles	5,384	4,723	14.0	5.4

Powertrain	2,405	2,138	12.5	3.2

Eliminations and Other	(1,281)	(1,203)	-	-

Total Net revenues of Industrial Activities	13,880	11,816	17.5	11.8

Financial Services	1,000	1,014	-1.4	-2.1

Eliminations and Other	(97)	(81)	-	-

Total Net revenues	14,783	12,749	16.0	10.7

Semi-Annual Report on Operations	20

Adjusted EBIT

	Six Months Ended June 30,

($ million)	2018	2017	Change

Agricultural Equipment	555	346	209

Construction Equipment	20	(43)	63

Commercial Vehicles	143	73	70

Powertrain	198	163	35

Unallocated items, eliminations and other	(131)	(75)	-56

Total Adjusted EBIT of Industrial Activities	785	464	321

Financial Services	287	255	32

Eliminations and Other	-	-	-

Total Adjusted EBIT	1,072	719	353

Adjusted EBITDA

	Six Months Ended June 30,

($ million)	2018	2017	Change

Agricultural Equipment	832	613	219

Construction Equipment	75	17	58

Commercial Vehicles	520	399	121

Powertrain	288	244	44

Unallocated items, eliminations and other	(130)	(75)	-55

Total Adjusted EBITDA of Industrial Activities	1,585	1,198	387

Financial Services	416	386	30

Eliminations and Other	-	-	-

Total Adjusted EBITDA	2,001	1,584	417

Net revenues of Industrial Activities were $13,880 million during the six months ended June 30, 2018, an increase of 17.5% (up 11.8% on a constant currency basis) compared to the same period of 2017, driven by increased revenues in each Industrial Activities segment.

Adjusted EBIT of Industrial Activities was $785 million in the six months ended June 30, 2018, a $321 million increase over the six months ended June 30, 2017, with an adjusted EBIT margin of 5.7%, up 1.8 p.p. compared to the six months ended June 30, 2017.

Adjusted EBITDA of Industrial Activities was up 32.3% to $1,585 million for the six months ended June 30, 2018 compared to $1,198 million for the six months ended June 30, 2017, with an adjusted EBITDA margin of 11.4%, up 1.3 p.p. compared to the six months ended June 30, 2017.

Semi-Annual Report on Operations	21

The following tables summarize the reconciliation of adjusted EBIT and adjusted EBITDA, non-GAAP financial measures, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for the six months ended June 30, 2018 and 2017.

				Six Months Ended June 30, 2018

($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total

Profit/(loss)(1)						762	207	969

Add back

Financial expenses						306	-	306

Income tax expense						234	80	314

Adjustments:

Restructuring costs	1	-	8	1	-	10	-	10

Pre-tax gain related to the modification of a healthcare plan in the U.S.	-	-	-	-	(527)	(527)	-	(527)

Adjusted EBIT	555	20	143	198	(131)	785	287	1,072

Depreciation and amortization	276	55	181	90	1	603	3	606

Depreciation of assets under operating leases and assets sold with buy-back commitments	1	-	196	-	-	197	126	323

Adjusted EBITDA	832	75	520	288	(130)	1,585	416	2,001

(1) For Industrial Activities, net income (loss) net of “Results from intersegment investments”.
				Six Months Ended June 30, 2017

($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total

Profit/(loss)(1)						67	176	243

Add back

Financial expenses						292	-	292

Income tax expense						84	77	161

Adjustments:

Restructuring costs	10	3	7	1	-	21	2	23

Adjusted EBIT	346	(43)	73	163	(75)	464	255	719

Depreciation and amortization	267	60	174	81	-	582	3	585

Depreciation of assets under operating leases and assets sold with buy-back commitments	-	-	152	-	-	152	128	280

Adjusted EBITDA	613	17	399	244	(75)	1,198	386	1,584

(1)	For Industrial Activities, net income (loss) net of “Results from intersegment investments”.

Semi-Annual Report on Operations	22

Agricultural Equipment

Net revenues

The following table shows Agricultural Equipment net revenues broken down by geographic region for the six months ended June 30, 2018 compared to the six months ended June 30, 2017:

Agricultural Equipment Net revenues – by geographic region:

	Six Months Ended June 30,

($ million)	2018	2017	% Change

NAFTA	1,848	1,610	14.8

EMEA	2,397	1,922	24.7

LATAM	709	715	-0.8

APAC	937	759	23.5

Total	5,891	5,006	17.7

Net revenues of Agricultural Equipment were $5,891 million for the six months ended June 30, 2018, an increase of 17.7% (up 15.0% on a constant currency basis) compared to the six months ended June 30, 2017, primarily due to higher sales volumes and positive net price realization.

For the six months ended June 30, 2018, worldwide industry unit sales increased 8% compared to the six months ended June 30, 2017. In NAFTA, industry volumes in the over 140 hp tractor market sector were up 5% and combines were up 14%. Industry volumes for under 140 hp tractors in NAFTA were up 6%. EMEA markets were down 3% for tractors and up 8% for combines. In LATAM, the tractor markets decreased 7% and the combine markets increased 1%. APAC markets increased 12% and 1% for tractors and combines, respectively.

Adjusted EBIT

Adjusted EBIT was $555 million for the six months ended June 30, 2018 ($346 million for the six months ended June 30, 2017). Adjusted EBIT margin increased 2.5 p.p. to 9.4% compared to the six months ended June 30, 2017. The increase was due to favorable volume, better mix and positive net price realization. The Company continues to invest in its product development program for precision farming and compliance with Stage V emissions requirements.

Construction Equipment

Net revenues

The following table shows Construction Equipment net revenues broken down by geographic region for the six months ended June 30, 2018 compared to the six months ended June 30, 2017:

Construction Equipment Net revenues – by geographic region:

	Six Months Ended June 30,

($ million)	2018	2017	% change

NAFTA	725	613	18.3

EMEA	309	227	36.1

LATAM	169	123	37.4

APAC	278	189	47.1

Total	1,481	1,152	28.6

Net revenues of Construction Equipment were $1,481 million for the six months ended June 30, 2018, an increase of 28.6% from the six months ended June 30, 2017 (up 26.3% on a constant currency basis), as a result of a favorable end user industry demand environment.

During the six months ended June 30, 2018, Construction Equipment’s worldwide heavy equipment and worldwide light equipment industry sales were up 32% and 18%, respectively, compared to the six months ended June 30, 2017.

Adjusted EBIT

Adjusted EBIT was $20 million for the six months ended June 30, 2018 (negative adjusted EBIT of $43 million for the six months ended June 30, 2017). Adjusted EBIT margin increased 5.1 p.p. to 1.4% compared to the six months ended June 30, 2017. Results were favorably impacted by higher sales volume, favorable product mix and positive net price realization, more than offsetting raw material cost increases.

Semi-Annual Report on Operations	23

Commercial Vehicles

Net revenues

The following table shows Commercial Vehicles’ net revenues broken down by geographic region for the six months ended June 30, 2018 compared to the six months ended June 30, 2017:

Commercial Vehicles Net revenues – by geographic region:

	Six Months Ended June 30,

($ million)	2018	2017	% change

NAFTA	6	9	n.m.

EMEA	4,583	3,923	16.8

LATAM	388	364	6.6

APAC	407	427	-4.7

Total	5,384	4,723	14.0

n.m. - not meaningful.

Commercial Vehicles’ net revenues were $5,384 million for the six months ended June 30, 2018, an increase of 14.0% (up 5.4% on a constant currency basis) over the six months ended June 30, 2017, primarily as a result of favorable product mix and positive price realization.

During the six months ended June 30, 2018, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was up 10% compared to the same period in 2017. In Europe, the LCV market (GVW 3.5-7.49 tons) increased 12% and the M&H truck market (GVW ≥7.5 tons) increased 6%. In LATAM, new truck registrations (GVW ≥3.5 tons) increased 29% over the same period of 2017 with an increase of 43% in Brazil and 4% in Argentina. In APAC, new truck registrations grew by 9%.

In the six months ended June 30, 2018, Commercial Vehicles’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 11.9%, down 0.5 p.p. compared to the six months ended June 30, 2017. Commercial Vehicles’ market share in LATAM in the six months ended June 30, 2018 was 10.6%, down 1.3 p.p. compared to the six months ended June 30, 2017.

Commercial Vehicles delivered approximately 73,600 vehicles (including buses and specialty vehicles) in the six months ended June 30, 2018, representing a 1% increase over the same prior-year period. Volumes were up 9% in LCV and down 14% in M&H truck segments. Commercial Vehicles’ deliveries were flat in EMEA, increased 11% in LATAM and increased 8% in APAC.

Adjusted EBIT

Adjusted EBIT was $143 million for the six months ended June 30, 2018 ($73 million in the six months ended June 30, 2017). Adjusted EBIT margin increased 1.2 p.p. to 2.7% compared to the six months ended June 30, 2017. The increase was mainly due to favorable product mix and net positive price realization.

Powertrain

Net revenues

Powertrain net revenues were $2,405 million for the six months ended June 30, 2018, a 12.5% increase over the six months ended June 30, 2017 (up 3.2% on a constant currency basis), as a result of higher sales volume. Sales to external customers accounted for 49% of total net revenues (46% in the six months ended June 30, 2017).

During the six months ended June 30, 2018, Powertrain sold approximately 316,900 engines, an increase of 3% compared to the six months ended June 30, 2017. In terms of major customers, 27% of engine units were supplied to Commercial Vehicles, 14% to Agricultural Equipment, 4% to Construction Equipment and the remaining 55% to external customers. Additionally, Powertrain delivered approximately 39,400 transmissions, an increase of 3% compared to the six months ended June 30, 2017, and approximately 100,700 axles, a 4% decrease compared to the six months ended June 30, 2017.

Semi-Annual Report on Operations	24

Adjusted EBIT

Adjusted EBIT was $198 million for the six months ended June 30, 2018 ($163 million in the six months ended June 30, 2017). Adjusted EBIT margin increased 0.6 p.p. to 8.2% compared to the six months ended June 30, 2017, as a result of higher volumes and manufacturing efficiencies, partially offset by negative net price realization and product development spending.

Financial Services Performance

Net revenues

Financial Services reported net revenues of $1,000 million for the six months ended June 30, 2018, a decline of 1.4% compared to the six months ended June 30, 2017 (down 2.1% on a constant currency basis), primarily due to a lower average portfolio balance in NAFTA.

Net income

Net income of Financial Services was $207 million for the six months ended June 30, 2018, a $31 million increase over the six months ended June 30, 2017, primarily due to improved performance in EMEA, LATAM and APAC.

Retail loan originations in the six months ended June 30, 2018, including unconsolidated joint ventures, were $4.8 billion, up $0.6 billion compared to the six months ended June 30, 2017. The managed portfolio, including unconsolidated joint ventures, was $25.9 billion as of June 30, 2018 (of which retail was 61% and wholesale was 39%), down $0.9 billion compared to December 31, 2017 (up $0.1 billion on a constant currency basis).

Semi-Annual Report on Operations	25

CONDENSED STATEMENT OF FINANCIAL POSITION BY ACTIVITY

	At June 30, 2018			At December 31, 2017(*)

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

ASSETS

Intangible assets:	5,516	5,374	142	5,644	5,500	144

Goodwill	2,470	2,341	129	2,483	2,352	131

Other intangible assets	3,046	3,033	13	3,161	3,148	13

Property, plant and equipment	6,311	6,310	1	6,830	6,828	2

Investments and other financial assets	591	3,201	201	631	3,215	208

Leased assets	1,744	38	1,706	1,845	35	1,810

Defined benefit plan assets	25	25	-	28	28	-

Deferred tax assets(1)	966	897	184	982	999	196

Total Non-current assets	15,153	15,845	2,234	15,960	16,605	2,360

Inventories	7,142	6,936	206	6,453	6,237	216

Trade receivables	543	537	38	496	490	53

Receivables from financing activities	18,959	1,741	20,482	19,795	1,721	20,719

Current taxes receivables	250	282	3	303	312	34

Other current assets	1,525	1,334	278	1,501	1,311	299

Current financial assets:	113	111	13	77	73	14

Current securities	-	-	-	-	-	-

Other financial assets	113	111	13	77	73	14

Cash and cash equivalents	5,217	4,026	1,191	6,200	4,901	1,299

Total Current assets	33,749	14,967	22,211	34,825	15,045	22,634

Assets held for sale	10	10	-	13	10	3

TOTAL ASSETS	48,912	30,822	24,445	50,798	31,660	24,997

EQUITY AND LIABILITIES

Total Equity(1)	6,971	6,971	2,808	6,684	6,684	2,789

Provisions:	5,097	5,049	48	5,977	5,922	55

Employee benefits(1)	1,809	1,781	28	2,587	2,554	33

Other provisions	3,288	3,268	20	3,390	3,368	22

Debt:	24,427	7,064	20,627	26,014	7,553	21,107

Asset-backed financing	11,634	4	11,634	12,028	6	12,025

Other debt	12,793	7,060	8,993	13,986	7,547	9,082

Other financial liabilities	126	107	30	98	88	20

Trade payables	6,300	6,191	150	6,060	5,936	193

Current taxes payables	168	116	86	86	55	73

Deferred tax liabilities	211	136	190	138	138	213

Other current liabilities	5,612	5,188	506	5,741	5,284	547

Liabilities held for sale	-	-	-	-	-	-

Total Liabilities	41,941	23,851	21,637	44,114	24,976	22,208

TOTAL EQUITY AND LIABILITIES	48,912	30,822	24,445	50,798	31,660	24,997

(*)

2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Refer to paragraph “New standards and amendments effective from January 1, 2018” in the Notes to the Semi-Annual Condensed Consolidated Financial Statements at June 30, 2018 for the impact of the new standard to consolidated statement of financial position. The impact of the new standard to Industrial Activities statement of financial position was to increase Other Debt, Deferred tax assets, Other current assets and Other current liabilities by $47 million, $40 million, $36 million and $587 million, respectively, and to decrease Deferred tax liabilities, Other provisions and Equity by $3 million, $393 million and $162 million, respectively. There was no impact to the Financial Services statement of financial position for the new standard.

(1)

With reference to Consolidated and Industrial Activities, in the three months ended June 30, 2018, the provision for Employee benefits decreased by $527 million as a result of the modification of a healthcare plan in the U.S., with a corresponding reduction of $128 million in Deferred tax assets. As a consequence Total Equity increased by $399 million.

Semi-Annual Report on Operations	26

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statement of cash flows and our condensed consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.

Cash Flow Analysis

The following table presents the cash flows from operating, investing and financing activities by activity for the six months ended June 30, 2018 and 2017:

		Six months ended June,

			2018			2017(*)

($ million)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		6,200	4,901	1,299	5,854	4,649	1,205

B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

	Profit/(loss) for the period		969	969	207	243	243	176

	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		606	603	3	585	582	3

	(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		(2)	(217)	8	(4)	(206)	26

	Loss on repurchase/early redemption of notes		-	-	-	17	17	-

	Dividends received		46	137	-	35	205	-

	Change in provisions		(663)	(659)	(4)	(22)	(18)	(4)

	Change in deferred income taxes		31	58	(27)	(78)	(66)	(12)

	Change in items due to buy-back commitments	(a)	55	38	17	21	(13)	34

	Change in operating lease items	(b)	84	(9)	93	10	(12)	22

	Change in working capital		(569)	(579)	10	(391)	(386)	(5)

	TOTAL		557	341	307	416	346	240

C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:

	Investments in:

	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(383)	(380)	(3)	(335)	(335)	-

	Consolidated subsidiaries and other equity investments		-	(39)	-	(4)	(33)	-

	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		6	6	-	2	3	(1)

	Net change in receivables from financing activities		23	6	17	176	69	107

	Change in current securities		-	-	-	-	-	-

	Other changes		198	689	(491)	(105)	(149)	44

	TOTAL		(156)	282	(477)	(266)	(445)	150

D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

	Net change in debt and other financial assets/liabilities		(788)	(954)	166	(770)	(498)	(272)

	Capital increase		-	-	39	11	11	29

	Dividends paid		(238)	(238)	(91)	(165)	(165)	(170)

	Purchase of treasury shares		(134)	(134)	-	(16)	(16)	-

	Purchase of ownership interests in subsidiaries		-	-	-	-	-	-

	TOTAL		(1,160)	(1,326)	114	(940)	(668)	(413)

	Translation exchange differences		(224)	(172)	(52)	227	209	18

E)	TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(983)	(875)	(108)	(563)	(558)	(5)

F)	CASH AND CASH EQUIVALENTS AT END OF PERIOD		5,217	4,026	1,191	5,291	4,091	1,200

Semi-Annual Report on Operations	27

(*)

2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Refer to “Adoption of new accounting standards and Other financial presentation changes” reported in “Results of Operations” for the impact of the new standard to the statement of cash flows.

(a)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

During the six months ended June 30, 2018, consolidated cash and cash equivalents decreased by $983 million primarily as a result of the repayment of the remaining outstanding CNH Industrial Finance Europe S.A. 6.25% Notes of $1.0 billion and of the CNH Industrial Capital LLC 3.625% Notes of $600 million, the annual dividend payment of $235 million to shareholders, and the repurchase of $134 million of common shares under our buy-back program, partially offset by an increase in debt proceeds, mostly in Financial Services. Cash and cash equivalents of Industrial Activities decreased by $875 million, while Cash and cash equivalents of Financial Services decreased by $108 million.

Cash flows of Industrial Activities

Net cash provided by operating activities was $341 million in the six months ended June 30, 2018, in line with $346 million provided in the six months ended June 30, 2017.

Net cash provided by investing activities was $282 million in six months ended June 30, 2018 compared to $445 million used in the six months ended June 30, 2017. The improvement in cash provided by investing activities was primarily due to an increase in net cash receipts related to intersegment receivables and payables included in “Other changes”.

Net cash used in financing activities was $1,326 million in the six months ended June 30, 2018 compared to $668 million used in the six months ended June 30, 2017. The increased cash usage was primarily due to repayment of the outstanding CNH Industrial Finance Europe S.A. 6.25% Notes.

Cash flows of Financial Services

Net cash provided by operating activities was $307 million in the six months ended June 30, 2018 compared to $240 million provided in the six months ended June 30, 2017.

Net cash used in investing activities was $477 million in the six months ended June 30, 2018 compared to $150 million provided in the six months ended June 30, 2017, primarily reflecting an increase in net cash paid related to intersegment payables and receivables.

Net cash provided by financing activities was $114 million in the six months ended June 30, 2018 compared to $413 million used in the six months ended June 30, 2017. The improvement from the prior year was primarily due to an increase in debt proceeds.

Consolidated Debt

As of June 30, 2018 and December 31, 2017, our consolidated Debt was as detailed in the table below:

	At June 30, 2018			At December 31, 2017

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Total Debt	24,427	7,064	20,627	26,014	7,553	21,107

We believe that Net Debt, defined as debt plus other financial liabilities, net of cash, cash equivalents, current securities and other financial assets (all as recorded in the consolidated statement of financial position) is a useful analytical tool for measuring our effective borrowing requirements. This non-GAAP financial measure should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.

We provide a separate analysis of Net Debt for Industrial Activities and Financial Services, to reflect the different cash flow management practices in the two businesses. The separation between Industrial Activities and Financial Services represents a sub-consolidation based on the core business activities (industrial activities or financial services) of each CNH Industrial legal entity. The sub-consolidation for Industrial Activities also includes legal entities that perform centralized treasury activities, such as raising funding in the market and financing Group legal entities, but do not, however, provide financing to third parties.

Semi-Annual Report on Operations	28

The calculation of Net Debt as of June 30, 2018 and December 31, 2017 and the reconciliation of Net Debt to Total Debt, the EU-IFRS financial measure that we believe to be most directly comparable, are shown below:

	At June 30, 2018			At December 31, 2017

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Third party debt	24,427	5,478	18,949	26,014	6,551	19,463

Intersegment notes payable	-	1,586	1,678	-	1,002	1,644

Total Debt(1)	24,427	7,064	20,627	26,014	7,553	21,107

Less:

Cash and cash equivalents	5,217	4,026	1,191	6,200	4,901	1,299

Intersegment financial receivables	-	1,678	1,586	-	1,644	1,002

Other financial assets(2)	113	111	13	77	73	14

Other financial liabilities(2)	(126)	(107)	(30)	(98)	(88)	(20)

Net Debt (Cash)(3)	19,223	1,356	17,867	19,835	1,023	18,812

(1)

As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,586 million and $1,002 million at June 30, 2018 and December 31, 2017, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,678 million and $1,644 million at June 30, 2018 and December 31, 2017, respectively.

(2)	Other financial assets and other financial liabilities include, respectively, the positive and negative fair values of derivative financial instruments.

(3)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $92 million and $642 million as of June 30, 2018 and December 31, 2017, respectively.

The decrease in Net Debt at June 30, 2018 compared to December 31, 2017 mainly reflects the positive impact of exchange rate differences. The cash generation from operating activities is more than offset by the distribution of dividends to shareholders for $235 million and by the purchase of CNH Industrial N.V. shares for $134 million under the share buy-back program.

The following table shows the change in Net Debt of Industrial Activities for the six months ended June 30, 2018 and 2017:

	Six months ended June 30,

($ million)	2018	2017

Net industrial (debt)/cash at beginning of period	(1,023)	(1,870)

Adjusted EBITDA of Industrial Activities	1,585	1,198

Cash interest and taxes	(290)	(273)

Changes in provisions and similar(1)	(375)	(193)

Change in working capital	(579)	(386)

Operating cash flow	341	346

Investments in property, plant and equipment, and intangible assets(2)	(380)	(335)

Other changes	(49)	76

Net industrial cash flow	(88)	87

Capital increases and dividends(3)	(372)	(170)

Currency translation differences and other(4)	127	(227)

Change in Net industrial debt	(333)	(310)

Net industrial (debt)/cash at end of period	(1,356)	(2,180)

(1)	Also includes other cash flows items related to operating lease and buy-back activities.

(2)	Excluding assets sold under buy-back commitments and assets under operating leases.

(3)	Also includes share buy-back transactions.

(4)

In the six months ended June 30, 2017, this item also included the charge of $17 million related to the early redemption of all outstanding Case New Holland Industrial Inc. 7 7⁄8% Senior Notes due 2017.

Available committed unsecured facilities expiring after twelve months amounted to approximately $3.1 billion at June 30, 2018 ($3.2 billion at December 31, 2017). Total committed secured facilities expiring after twelve months amounted to approximately $4.5 billion at June 30, 2018 ($3.8 billion at December 31, 2017) of which $0.9 billion was available at June 30, 2018 ($1.2 billion at December 31, 2017).

Semi-Annual Report on Operations	29

RELATED PARTY TRANSACTIONS

See Note 29 “Related party transactions” of the Semi-Annual Condensed Consolidated Financial Statements at June 30, 2018.

IMPORTANT EVENTS DURING THE FIRST SIX MONTHS OF 2018

◾

On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allows CNH Industrial to terminate or modify various retiree healthcare benefits (“Benefits”) previously provided to certain UAW Union represented Company retirees. On April 16, 2018, CNH Industrial announced it determined to modify the Benefits provided to the applicable retirees to make them consistent with the Benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefits modification was finalized in the second quarter of 2018 and resulted in a reduction of the plan liability by $527 million, realizing a corresponding pre-tax gain which was recorded in the second quarter in its entirety.

◾

On April 13, 2018, at the annual general meeting (the “AGM”), CNH Industrial N.V. shareholders approved the 2017 EU Annual Report (including the Company’s 2017 statutory financial statements) and a dividend of €0.14 per common share. The cash dividend was declared in euro and paid on May 2, 2018 for a total amount of $235 million (€190 million). Shareholders who at the record date held common shares traded on the NYSE received the dividend in U.S. dollars in the amount of $0.173348 per common share based on the official USD/EUR exchange rate reported by the European Central Bank on April 19, 2018. Shareholders also renewed the existing authorization for the Board to repurchase up to a maximum of 10% of the Company’s issued common shares during the eighteen-months period following the date of the AGM.

◾

On April 27, 2018, CNH Industrial launched a buy-back program (the “Program”) involving the repurchase from time to time of up to $700 million in the Company’s common shares. The Program has a duration up to and including October 12, 2019 and will be conducted in the framework of the buyback authorization granted by the shareholders’ meeting held on April 13, 2018.

◾

On April 27, 2018, Moody’s Investors Service (“Moody’s”) affirmed the Ba1 corporate family rating of CNH Industrial N.V. and the Ba1 senior unsecured rating of CNH Industrial Capital LLC, raising the outlook to positive from stable for both companies. At the same time, Moody’s upgraded the ratings of the senior unsecured debt of CNH Industrial N.V. and CNH Industrial Finance Europe S.A. to Ba1 from Ba2.

◾

Effective April 27, 2018, the Board of Directors has appointed Mr. Derek Neilson as Interim Chief Executive Officer of CNH Industrial following Mr. Tobin’s departure, as already announced by the Company on March 19, 2018. The Board of Directors will continue the process that is already under way to select a permanent Chief Executive Officer through its published governance process.

RECENT DEVELOPMENTS

On July 21, 2018, the Board of Directors, having been apprised of the deteriorating health situation of its Chairman, appointed Ms. Suzanne Heywood as Chairman with immediate effect. On July 25, 2018, the Board of Directors, having been advised that Mr. Marchionne had passed away, registered its deep sadness and profound gratitude to Mr. Marchionne for his service to the Company.

Semi-Annual Report on Operations	30

RISKS AND UNCERTAINTIES

The Company believes that the risks and uncertainties identified for the second half of 2018 are in line with the main risks and uncertainties to which CNH Industrial N.V. and the Group are exposed that the Company presented in its Annual Report at December 31, 2017 prepared in accordance with EU-IFRS as well as those Risk Factors identified and discussed in Item 3.D of the Company’s annual report for 2017 on Form 20-F (which contains financial statements prepared in accordance with U.S. GAAP) filed with the SEC on March 2, 2018. Those risks and uncertainties should be read in conjunction with this 2018 Semi-Annual Report, including its notes and disclosures.

Additional risks not known to the Company, or currently believed not to be material, could later turn out to have a material impact on Company’s businesses, targets, revenues, income, assets, liquidity or capital resources.

2018 U.S. GAAP OUTLOOK(1)

CNH Industrial manages its operations, assesses its performance and makes decisions about resource allocation based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, also the full year guidance presented below is prepared under U.S. GAAP.

As a result of the sustained profitability improvement in the second quarter of 2018, CNH Industrial is updating its guidance for the full year 2018 as follows:

◾	Net sales of Industrial Activities unchanged at approximately $28 billion;
◾	Adjusted diluted EPS(2) increased to between $0.67 and $0.71 per share;
◾	Net industrial debt at the end of 2018 improved to between $0.7 billion and $0.9 billion.

(1)

2018 guidance does not include any impacts under U.S. GAAP deriving from the gain resulting from the modification of a healthcare plan in the U.S. anticipated on April 16, 2018, as this gain has been considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2018 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 13, 2018.

(2)

Outlook is not provided on diluted EPS under U.S. GAAP, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

Semi-Annual Report on Operations	31

SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS At June 30, 2018

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        32

CONDENSED CONSOLIDATED INCOME STATEMENT (*)

(Unaudited)

		Three months ended June 30,		Six months ended June 30,

($ million)	Note	2018	2017(**)	2018	2017(**)

Net revenues	(1)	8,031	6,985	14,783	12,749

Cost of sales	(2)	6,461	5,684	11,998	10,477

Selling, general and administrative costs	(3)	588	558	1,158	1,074

Research and development costs	(4)	264	255	526	495

Result from investments:	(5)	23	29	44	48

Share of the profit/(loss) of investees accounted for using the equity method		23	29	44	48

Other income/(expenses) from investments		-	-	-	-

Gains/(losses) on the disposal of investments	(6)	-	-	-	-

Restructuring costs	(7)	7	10	10	23

Other income/(expenses)	(8)	493	(17)	454	(32)

Financial income/(expenses)	(9)	(186)	(151)	(306)	(292)

PROFIT/(LOSS) BEFORE TAXES		1,041	339	1,283	404

Income tax (expense)	(10)	(256)	(116)	(314)	(161)

PROFIT/(LOSS) FROM CONTINUING OPERATIONS		785	223	969	243

PROFIT/(LOSS) FOR THE PERIOD		785	223	969	243

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:

Owners of the parent		773	218	951	235

Non-controlling interests		12	5	18	8

(in $)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	(11)	0.57	0.16	0.70	0.17

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(11)	0.57	0.16	0.70	0.17

(*)

Concurrently with the changes following the adoption of the new accounting standards, CNH Industrial reviewed the metrics on which the operating segments will be assessed. Starting in 2018, the Chief Operating Decision Maker began to assess segment performance and make decisions about resource allocation based upon adjusted EBIT and adjusted EBITDA. As a consequence, CNH Industrial no longer reports trading profit and operating profit on the face of the income statement.

(**)

2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018” for further details.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        33

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited)

		Three months ended June 30,		Six months ended June 30,

($ million)	Note	2018	2017(*)	2018	2017(*)

PROFIT/(LOSS) FOR THE PERIOD (A)		785	223	969	243

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	(21)	55	(1)	55	(1)

Tax effect of Other comprehensive (loss)/income that will not be reclassified subsequently to profit or loss	(21)	(13)	-	(14)	-

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		42	(1)	41	(1)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments	(21)	(22)	76	(8)	58

Exchange gains/(losses) on translating foreign operations	(21)	(196)	(185)	(321)	(121)

Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(21)	(37)	27	(20)	36

Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(21)	5	(11)	2	(8)

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		(250)	(93)	(347)	(35)

TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		(208)	(94)	(306)	(36)

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		577	129	663	207

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:

Owners of the parent		567	126	646	201

Non-controlling interests		10	3	17	6

(*)

2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018” for further details.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        34

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Unaudited)

($ million)	Note	At June 30, 2018	At December 31, 2017(*)	At January 1, 2017(*)

ASSETS

Intangible assets	(12)	5,516	5,644	5,504

Property, plant and equipment	(13)	6,311	6,830	6,278

Investments and other financial assets:	(14)	591	631	554

Investments accounted for using the equity method		559	590	505

Other investments and financial assets		32	41	49

Leased assets	(15)	1,744	1,845	1,907

Defined benefit plan assets		25	28	5

Deferred tax assets		966	982	997

Total Non-current assets		15,153	15,960	15,245

Inventories	(16)	7,142	6,453	5,729

Trade receivables	(17)	543	496	623

Receivables from financing activities	(17)	18,959	19,795	18,614

Current tax receivables	(17)	250	303	430

Other current assets	(17)	1,525	1,501	1,234

Current financial assets:		113	77	95

Current securities		-	-	-

Other financial assets	(18)	113	77	95

Cash and cash equivalents	(19)	5,217	6,200	5,854

Total Current assets		33,749	34,825	32,579

Assets held for sale	(20)	10	13	22

TOTAL ASSETS		48,912	50,798	47,846

(*)

2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018” for further details.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        35

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Unaudited)

(CONTINUED)

($ million)	Note	At June 30, 2018	At December 31, 2017(*)	At January 1, 2017(*)

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent		6,948	6,671	6,497

Non-controlling interests		23	13	10

Total Equity	(21)	6,971	6,684	6,507

Provisions:		5,097	5,977	5,351

Employee benefits	(22)	1,809	2,587	2,532

Other provisions	(22)	3,288	3,390	2,819

Debt:	(23)	24,427	26,014	25,434

Asset-backed financing	(23)	11,634	12,028	11,784

Other debt	(23)	12,793	13,986	13,650

Other financial liabilities	(18)	126	98	249

Trade payables	(24)	6,300	6,060	5,185

Current tax payables		168	86	229

Deferred tax liabilities		211	138	186

Other current liabilities	(25)	5,612	5,741	4,705

Liabilities held for sale		-	-	-

Total Liabilities		41,941	44,114	41,339

TOTAL EQUITY AND LIABILITIES		48,912	50,798	47,846

(*)

2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018” for further details.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        36

CONDENSED CONSOLIDATED STATEMENT OF CASH

FLOWS

(Unaudited)

($ million)	Note	Six months ended June 30, 2018	Six months ended June 30, 2017(*)

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(19)	6,200	5,854

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

Profit/(loss) for the period		969	243

Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		606	585

(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)		-	-

Other non-cash items		(2)	(4)

Loss on repurchase/early redemption of notes		-	17

Dividends received		46	35

Change in provisions		(663)	(22)

Change in deferred income taxes		31	(78)

Change in items due to buy-back commitments	(a)	55	21

Change in operating lease items	(b)	84	10

Change in working capital		(569)	(391)

TOTAL		557	416

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:

Investments in:

Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(383)	(335)

Consolidated subsidiaries and other equity investments		-	(4)

Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		6	2

Net change in receivables from financing activities		23	176

Change in current securities		-	-

Other changes		198	(105)

TOTAL		(156)	(266)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Bonds issued		-	1,141

Repayment of bonds		(1,648)	(1,153)

Issuance of other medium-term borrowings (net of repayment)		191	(24)

Net change in other financial payables and other financial assets/liabilities		669	(734)

Capital increase		-	11

Dividends paid		(238)	(165)

Purchase of treasury shares		(134)	(16)

TOTAL		(1,160)	(940)

Translation exchange differences		(224)	227

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(983)	(563)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(19)	5,217	5,291

(*)

2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018” for further details.

(a)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        37

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Unaudited)

	Attributable to the owners of the parent

($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total

AT DECEMBER 31, 2016 (AS PREVIOUSLY REPORTED)	25	(9)	3,237	4,912	(66)	(806)	(511)	(159)	11	6,634

Impact of IFRS 15 adoption	-	-	-	(131)	-	5	-	-	(1)	(127)

AT JANUARY 1, 2017	25	(9)	3,237	4,781	(66)	(801)	(511)	(159)	10	6,507

Changes in equity for the six months ended June 30, 2017

Capital increase	-		11	-	-	-	-	-		11

Dividends distributed	-		-	(161)	-	-	-	-	(4)	(165)

Acquisition of treasury stock	-	(16)	-	-	-	-	-	-	-	(16)

Common shares issued from treasury stock and capital increase for share-based compensation	-	25	-	-	-	-	-	-	-	25

Share-based compensation expense	-	-	5	-	-	-	-	-	-	5

Total comprehensive income/(loss) for the period	-	-	-	235	50	(119)	(1)	36	6	207

Other changes	-	-	(11)	-	-	-	-	-	(1)	(12)

AT JUNE 30, 2017	25	-	3,242	4,855	(16)	(920)	(512)	(123)	11	6,562

	Attributable to the owners of the parent

($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total

AT DECEMBER 31, 2017 (AS PREVIOUSLY REPORTED)	25	(10)	3,253	5,211	7	(1,004)	(525)	(126)	15	6,846

Impact of IFRS 15 adoption	-	-	-	(152)	-	(8)	-	-	(2)	(162)

Impact of IFRS 9 adoption	-	-	-	(12)	-	-	-	-	-	(12)

AT JANUARY 1, 2018	25	(10)	3,253	5,047	7	(1,012)	(525)	(126)	13	6,672

Changes in equity for the six months ended June 30, 2018

Capital increase	-	-	-	-	-	-	-	-	-	-

Dividends distributed	-	-	-	(235)	-	-	-	-	(3)	(238)

Acquisition of treasury stock	-	(134)	-	-	-	-	-	-	-	(134)

Common shares issued from treasury stock and capital increase for share-based compensation	-	34	(33)	-	-	-	-	-	-	1

Share-based compensation expense	-	-	16	-	-	-	-	-	-	16

Total comprehensive income/(loss) for the period	-	-	-	951	(5)	(321)	41	(20)	17	663

Other changes	-	-	(5)	-	-	-	-	-	(4)	(9)

AT JUNE 30, 2018	25	(110)	3,231	5,763	2	(1,333)	(484)	(146)	23	6,971

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        38

NOTES

(Unaudited)

CORPORATE INFORMATION

CNH Industrial N.V. (the “Company” and, collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is incorporated in, and under the laws of, the Netherlands, and has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company was formed as a result of the business combination transaction (the “Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial is involved in the manufacturing and sale of agricultural and construction equipment, trucks and commercial vehicles and industrial and marine engines and transmission systems and axles.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The Semi-Annual Condensed Consolidated Financial Statements at June 30, 2018 together with the notes thereto (the “Semi-Annual Condensed Consolidated Financial Statements”) were authorized for issuance on August 3, 2018 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).

The Semi-Annual Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 - Interim Financial Reporting, do not include all of the information and disclosures required for annual financial statements and should be read in conjunction with the audited CNH Industrial Consolidated Financial Statements at December 31, 2017, included in the Annual Report prepared under EU-IFRS (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2017”). The accounting standards and policies are consistent with those used at December 31, 2017, except as described in the following paragraph “New standards and amendments effective from January 1, 2018”.

The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Semi-Annual Condensed Consolidated Financial Statements include all adjustments considered necessary by mangament to fairly state the Group’s results of operations, financial position and cash flows. See section “Significant accounting policies”, paragraph “Use of estimates”, in the CNH Industrial Consolidated Financial Statements at December 31, 2017 for a description of the significant estimates, judgments and assumptions of CNH Industrial, as well as those discussed in the following paragraph “New standards and amendments effective from January 1, 2018”.

Furthermore, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements. The recoverability of deferred tax assets is assessed quarterly using figures from budget and plans for subsequent years consistent with those used for impairment testing. Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.

Certain financial information in the Semi-Annual Condensed Consolidated Financial Statements has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

◾	NAFTA – United States, Canada and Mexico;

◾	EMEA – member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

◾	LATAM – Central and South America, and the Caribbean Islands; and

◾	APAC – Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        39

CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. The Semi-Annual Condensed Consolidated Financial Statements do not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information see the “Risk management, Risks and Control System” section and Note 33 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2017, as well as those discussed in the Note 17 “Current receivables and Other current assets” in the Semi-Annual Condensed Consolidated Financial Statements .

The Semi-Annual Condensed Consolidated Financial Statements are presented in U.S. dollars. The functional currency of the parent company CNH Industrial N.V. is the euro.

Format of the financial statements

CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant.

Concurrently with the change in accounting standards, as described in the following paragraph “New standards and amendments effective from January 1, 2018”, CNH Industrial reviewed the metrics on which the operating segments will be assessed, to reflect practices seen across the different markets in which CNH Industrial competes. Effective January 1,2018, the Chief Operating Decision Maker (“CODM”) began to assess segment performance and make decisions about resource allocation based upon adjusted EBIT and adjusted EBITDA calculated using accounting standards generally accepted in the United States (“U.S. GAAP”) (refer to Note 27 “Segment reporting” for additional information). As a consequence, starting from the Interim Report for the quarter eneded March 31, 2018, CNH Industrial no longer reports trading profit and operating profit on the face of the income statement prepared in accordance with EU-IFRS.

Furthermore, starting from the Interim Report for the quarter eneded March 31, 2018, CNH Industrial is no longer presenting the separate line item Other unusual income/(expenses) within the condensed consolidated income statement. All amounts previously reported within this item have been reclassified into the line item Other income/(expenses) within the condensed consolidated income statement. This reclassification had no effect on the Group’s consolidated results of operations, financial position or cash flows.

For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Companies carrying out industrial activities and those carrying out financial services are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder is obtained from CNH Industrial N.V. through its treasury legal entities (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services legal entities as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful.

The statement of cash flows is presented using the indirect method.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        40

New standards and amendments effective from January 1, 2018

◾	IFRS 15 - Revenue from Contracts with Customers

On May 28, 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers. The new standard requires an entity to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration that the entity expects to receive. This new revenue recognition model defines a five-step process to achieve this objective. The new standard also requires additional disclosures to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts with customers. The new standard supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue and IFRICs 13, 15 and 18, as well as SIC-31, and is effective for annual periods beginning on or after January 1, 2018 (the effective date of the standard has been deferred by the IASB from January 1, 2016, to January 1, 2018, through a specific amendment issued in September 2015). Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented, and the cumulative effect of applying the standard would be recognized at the earliest period shown, or a modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the consolidated statement of changes in equity.

CNH Industrial has adopted the new standard and all the related amendments effective January 1, 2018, using the full retrospective approach, recasting the balances of the statement of financial position at January 1, 2017 (date of first time retrospective adoption of the new standard) and December 31, 2017, and the income statement balances for 2017, as if IFRS 15 had always been applied.

The impact of adopting the IFRS 15 on net equity at January 1, 2017 is a reduction of $127 million and primarily relates to certain services (mainly maintenance and repair contracts, as well as extended warranty contracts) and certain other incentives provided by CNH Industrial to customers which require a different timing of recognition of revenues and margin. Furthermore, the adoption of the new standard also resulted in changes in classification between net revenues and cost of sales, whose overall impact on total net revenues is not significant, as well as certain further changes in classification for certain assets and liabilities, whose overall impact on total assets and total liabilities is not significant. Further details on the overall impact for the adoption of the new standard are reported in the section “Summary of effects of IFRS 15 and IFRS 9 adoption”.

In accordance with the transitional rules included in IFRS 15, the Group has applied the standard’s practical expedient where, for all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue. No other practical expedients were applied.

For completeness of information, we remind that the segment information included in Note 27 “Segment reporting” is prepared using U.S. GAAP according to the information and metrics used by the CODM in assessing the performance make decisions about resource allocation to the operating segments. Under U.S. GAAP, CNH Industrial has adopted ASU 2014-09, Revenue from Contracts with Customers (“ASC 606”) effective January 1, 2018, using the full retrospective approach. As a consequence, starting 2018, the segment information included in Note 27 is affected by the adoption of ASC 606. IFRS 15 and ASC 606 largely converged, however, due to the different structure of the income statement and metrics used by CNH Industrial under EU-IFRS and U.S. GAAP, the adoption of IFRS 15 and ASC 606 has a different impact on its financial statements under the two sets of standards.

The following paragraph presents CNH Industrial’s revenue recognition policy after the adoption of the new accounting standard IFRS 15.

Revenue recognition policy

Revenue is recognized when control of the vehicles, equipment, services or parts has been transferred and the Group’s performance obligations to the customers have been satisfied. Revenue is measured as the amount of consideration the Group expects to receive in exchange for transferring goods or providing services.

The timing of when the Group transfers the goods or services to the customer may differ from the timing of the customer’s payment.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        41

Revenues are stated net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, which are determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized.

The Group also enters into contracts with multiple performance obligations. For these contracts, the Group allocates revenue from the transaction price to the distinct goods and services in the contract on a relative standalone selling price basis. To the extent the Group sells the goods or services separately in the same market, the standalone selling price is the observable price at which the Group sells the goods or services separately. For all other goods or services, the Group estimates the standalone selling price considering all information, reasonably available (including market conditions, entity-specific factors and information about the customer or class of customer).

Sales of goods

The Group has determined that the customers from the sale of vehicles, equipment and parts are generally dealers, distributors and retail customers.

Transfer of control, and thus related revenue recognition, generally corresponds to when the vehicles, equipment and parts are made available to the customer. Therefore, the Group recognizes revenue at a point in time, when control is transferred to the customer at a sale price that the Group expects to receive.

For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for vehicles, equipment and parts. The Group records appropriate allowance for credit losses and anticipated returns as required. Fixed payment schedules exist for all sales, but payment terms vary by geographic market and product line.

The cost of incentives, if any, are estimated at the inception of a contract at the amount that is expected to be paid and is recognized as a reduction to revenue at the time of the sale. If a vehicle or equipment contract transaction has multiple performance obligations, the cost of incentives is allocated entirely to vehicle or equipment as the intent of the incentives is to encourage sales of vehicles or equipment. If the estimate of the incentive changes following the sale to the customer, the change in estimate is recognized as an adjustment to revenue in the period of the change. CNH Industrial grants certain sales incentives to support sales of its products to retail customers. At the later of the time of sale or the time an incentive is announced to dealers, CNH Industrial records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. Subsequent adjustments to sales incentive programs related to products/vehicles previously sold are recognized as an adjustment to revenues in the period the adjustment is determinable. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.

With reference to the sales to dealers accompanied by “floor plan” agreements under which the Group offers wholesale financing including “interest-free” financing for specified period of time (which also vary by geographic market and product line), two separate performance obligations exist. The first performance obligation consists of the sale of the equipment/vehicle from Industrial Activities to the dealer. Concurrent with the sale of the equipment/vehicle, Industrial Activities offers to the dealer wholesale financing through loans extended by Financial Services. Industrial Activities compensates Financial Services for the cost of the interest-free period. This cost has been determined to represent a cash sale incentive on the initial sale of the good sold, and therefore it should be recognized upfront as a reduction of net sales of Industrial Activities. The second performance obligation consists of a credit facility extended by Financial Services to the dealer. The remuneration of this performance obligation is represented by the compensation received from Industrial Activities for the period of the interest-free financing and by the interest charged to the dealer for the remaining period. This remuneration is recognized by Financial Services over the period of the outstanding exposure.

For parts sales, when the Group provides its customers with a right to return a transferred product, revenue and corresponding cost of sales are recognized for parts that are not expected to be returned. The expected returns are estimated based on an analysis of historical experience. The portion of revenue (and corresponding cost of sales) related to the parts that are expected to be returned is recognized at the end of the return period. The amount received or receivable that is expected to be returned is recognized as a refund liability, representing the obligation to return the customer’s consideration. Furthermore, at the time of the initial sale, CNH Industrial recognizes a return asset for the right to recover the goods returned by the customer. This asset is initially measured at the former carrying amount of the inventory. At each reporting date, both the refund liability and the return asset are remeasured to record for any revisions to the expected level of returns, as well as any decreases in the value of the returned products.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        42

Rendering of services

Revenues from services provided are primarily comprised of extended warranties and maintenance and repair services and are recognized over the contract period when the costs are incurred, that is when the claims are charged by the dealer. Amounts invoiced to customers for which CNH Industrial receives consideration before the performance is satisfied are recognized as contract liability. These services are either separately-priced or included in the selling price of the vehicle. In the second case, revenue for the services is allocated based on the estimated stand-alone selling price. In the event that the costs expected to be incurred to satisfy the remaining performance obligations exceed the transaction price, an estimated contract loss is recognized.

Shipping and other transportation activities performed as an agent are recognized on a net basis, which is netting the related freight cost against the freight revenue.

Rents and other income on assets sold with a buy-back commitment

Commercial Vehicles enters into transactions for the sale of vehicles to some customers with an obligation to repurchase (“buy-back commitment”) the vehicles at the end of a period (“buy-back period”) at the customer’s request. For these types of arrangements, at inception, CNH Industrial assesses whether a significant economic incentive exists for the customer to exercise the option.

If CNH Industrial determines that a significant economic incentive exists for the customer to exercise the buy-back option, the transaction is accounted for as an operating lease. In such case, vehicles are accounted for as Property, plant and equipment because the agreements typically have a long-term buy-back period. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is depreciated on a straight-line basis over the same period. The initial sale price received is recognized in “Other current liabilities” and is comprised of the repurchase value of the vehicle, and the rents to be recognized in the future recorded as contract liability. These rents are determined at the inception of the contract as the difference between the initial sale price and the repurchase price and are recognized as revenue on a straight-line basis over the term of the agreement. At the end of the agreement term, upon exercise of the option, the used vehicles are reclassified from Property, plant and equipment to Inventories. The proceeds from the sale of such vehicles are recognized as Revenues.

If CNH Industrial determines that a significant economic incentive does not exist for the customer to exercise the buy-back option, the transaction is treated as a sale with a variable consideration whose variable component is the buy-back provision accrual. The buy-back provision accrual is the difference between the repurchase price and the estimated market value of the used vehicle at the end of the buy-back period and is recorded only when the repurchase price is greater than the estimated market value of the used vehicle. The buy-back provision accrual is estimated and recognized as a reduction of revenues at the time of the sale. Any subsequent change following such periodic reassessment is recognized as a reduction of revenues at that time.

Finance and interest income

Finance and interest income on retail and other notes receivables and finance leases is recorded using the effective yield method. Deferred costs on the origination of financing receivables are recognized as a reduction in finance revenue over the expected lives of the receivables using the effective yield method. When a financial asset becomes credit-impaired and is, therefore, regarded as “Stage 3”, CNH Industrial calculates interest income by applying the effective interest rate to the net amortized cost of the financial asset. If the financial asset cures and is no longer credit-impaired, CNH Industrial reverts to calculating interest income on a gross basis. Receivables are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Delinquency is reported on receivables greater than 30 days past due. Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is determined to be probable that all amounts due will not be collected.

Rents and other income on operating leases

Income from operating leases is recognized over the term of the lease on a straight-line basis.

◾	IFRS 9 - Financial Instruments

On July 24, 2014, the IASB issued IFRS 9 – Financial Instruments. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement, and includes requirements for classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. IFRS 9 amends IFRS 7 – Financial Instruments: Disclosures. As permitted by the transitional provisions of the standard, the Group has adopted IFRS 9 effective January 1, 2018 retrospectively, except for hedge accounting which was applied prospectively, without restating prior periods.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        43

Classification and measurement of financial instruments

As results of the adoption of IFRS 9, the Group has classified and measured its financial assets as at amortized cost (“AC”), fair value through other comprehensive income (“FVTOCI”) or fair value through profit and loss (“FVTPL”), depending on its business model for managing such financial assets and the asset’s contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity (“HTM”), loans and receivables (“L&R”) and available for sale (“AFS”).

The classification used previously under IAS 39 has been discontinued from January 1, 2018. In accordance with the transactional provisions of IFRS 9, the Group has not restated prior periods but has classified the financial assets held at January 1, 2018 retrospectively, according to the business model and based on facts and circumstances under which the assets were held at that date.

The classification and measurement of financial liabilities remained unchanged for the Group.

There were no changes in the carrying amounts on the basis of allocation from original measurement categories under IAS 39 to new measurement categories under IFRS 9.

The following summarizes the classification and measurement changes for the Group’s financial assets and financial liabilities on initial application of IFRS 9 (January 1, 2018):

		Previous classification and carrying amount (IAS 39)							New classification and carrying amount (IFRS 9)
($ million)	Note	L&R	HTM	AFS	Hedging Derivatives	FVTPL	AC	Remeasurement upon application of IFRS 9 (January 1, 2018)(*)	AC	Hedging Derivatives	FVTPL	FVTOCI

Investment and other financial assets - Other securities	(14)	-	-	1	-	-	-	-	-		1	-

Investment and other financial assets - Non-current financial receivables	(14)	34	-	-	-	-	-	-	34		-	-

Trade receivables	(17)	496	-	-	-	-	-	(3)	493		-	-

Receivables from financing activities (a)	(17)	19,458	-	-	-	-	-	-	19,458		-	-

Other current assets (b)	(17)	1,330	-	-	-	-	-	-	1,330		-	-

Current financial assets – Derivatives designated as hedging instruments	(18)	-	-	-	60	-	-	-	-	60	-	-

Current financial assets – Derivatives not designated as hedging instruments	(18)	-	-	-	-	17	-	-	-	-	17	-

Cash and cash equivalents - Cash at banks and Restricted cash	(19)	5,556	-	-	-	-	-	-	5,556	-	-	-

Cash and cash equivalents - Money market securities	(19)	-	644	-	-	-	-	-	644	-	-	-

Total financial assets		26,874	644	1	60	17	-	(3)	27,515	60	18	-

Debt – Asset-backed financing	(23)	-	-	-	-	-	12,028	-	12,028	-	-	-

Debt – Other debt (c)	(23)	-	-	-	-	-	13,983	-	13,983	-	-	-

Other financial liabilities – Derivatives designated as hedging instruments	(18)	-	-		71	-	-	-	-	71	-	-

Other financial liabilities – Derivatives not designated as hedging instruments	(18)	-	-		-	27	-	-	-	-	27	-

Trade payables	(24)	-	-	-	-	-	6,060	-	6,060		-	-

Other current liabilities (d)	(25)	-	-	-	-	-	3,817	-	3,817		-	-

Total financial liabilities		-	-	-	71	27	35,888	-	35,888	71	27	-

(a)	It excludes receivables for finance leases.
(b)	It refers to financial assets included in Other current receivables.
(c)	It excludes payables for finance leases.
(d)	It refers to financial liabilities included in Other current liabilities.
(*)	Remeasurement upon application of IFRS 9 at January 1, 2018 as a result of the change in the impairment model.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        44

Hedge accounting

IFRS 9 aims to simplify hedge accounting and to reflect the effect of an entity’s risk management activities in the financial statements, allowing more hedging instruments and hedged items to qualify for hedge accounting. The new hedge accounting rules align the accounting for hedge instruments more closely with the Group’s risk management practices. The standard also introduces expanded disclosure requirements and changes in presentation. CNH Industrial undertook an assessment of its IAS 39 hedge relationships existing at December 31, 2017 against the requirements of IFRS 9 and concluded that these hedge relationships qualify as continuing hedges upon the adoption of IFRS 9. There was no impact from the adoption of hedge accounting requirements in IFRS 9 at January 1, 2018. Refer to Note 18 “Other financial assets and Other financial liabilities” for additional details on CNH Industrial derivative financial instruments policy.

Impairment of financial assets

On January 1, 2018, CNH Industrial changed the impairment model for its financial assets moving from the incurred loss model under IAS 39 to the expected credit loss model under IFRS 9. Until December 31, 2017, CNH Industrial estimated the incurred losses arising from the failure or inability of customers to make payments when due. These estimates were assessed on an individual basis, taking into account the aging of customers’ balances, specific credit circumstances and CNH Industrial’s historical experience, and on a collective basis, using loss forecast models that considered a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency.

In accordance with IFRS 9, the simplified approach, which requires expected lifetime losses, was applied to trade receivables. For receivables from financing activities CNH Industrial applied the general approach recording the credit losses either on a 12-month or lifetime basis.

In accordance with the transitional provisions of IFRS 9, CNH Industrial decided not to restate prior periods. Instead, the allowance for doubtful accounts for trade receivables and receivables from financing activities at January 1, 2018, were reassessed in accordance with the new impairment model.

The following table compares the closing balances of trade receivables and receivables from financing activities and the related allowances at December 31, 2017 with the respective opening balances at January 1, 2018, adjusted on initial application of IFRS 9:

($ million)	December 31, 2017 as recast in accordance with IAS 39	Impact of IFRS 9 adoption	January 1, 2018 as recast in accordance with IFRS 9

Trade Receivables	605	-	605

Allowance for doubtful accounts	(109)	(3)	(112)

Total	496	(3)	493

Receivables from financing activities	20,378	-	20,378

Allowance for doubtful accounts	(583)	-	(583)

Total	19,795	-	19,795

Furthermore, the adoption of the new impairment model in the Group also affected the results of one of its associates accounted for under the equity method (CNH Industrial Capital Europe S.a.S.).

The total impact from the adoption of the new impairment model amounted to $12 million, net of tax effect, and was recognized in Earnings reserves at January 1, 2018.

The following paragraph presents CNH Industrial’s impairment of financial assets policy after the adoption of the new accounting standard IFRS 9.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        45

Impairment of financial assets policy

Impairment allowances for trade receivables and contract assets represent CNH Industrial’s estimates of expected credit losses, which are the present value of the cash shortfalls over the expected life of the financial asset. CNH Industrial measures the loss allowance for its trade receivables at an amount equal to the lifetime expected credit losses.

The allowance for doubtful accounts for receivables from financing activities reflects management’s estimate of forward looking expected losses (“ECL”) in the wholesale and retail credit portfolio. This requires considerable judgement about how changes in economic factors affect ECLs, which is determined on a probability-weighted basis. The ECL model applies to financial assets accounted for at amortized cost and FVTOCI, lease receivables, and certain loan commitments and financial guarantee contracts. The loss allowances will be measured on either of the following bases:

☐	12 month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
☐	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

Refer to Note 17 “Current receivables and Other current assets” for additional details on the calculation of allowance for credit losses.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        46

Summary of the impacts of the adoption of new accounting standards and income statement presentation changes

In detail, the following table summarizes the unaudited impact of adoption of IFRS 15 on the condensed consolidated statement of financial position at January 1, 2017:

	At January 1, 2017
($ million)	As previously reported	Impact of IFRS 15 adoption	As recast

ASSETS

Intangible assets	5,504	-	5,504

Property, plant and equipment	6,278	-	6,278

Investments and other financial assets:	554	-	554

Investments accounted for using the equity method	505	-	505

Other investments and financial assets	49	-	49

Leased assets	1,907	-	1,907

Defined benefit plan assets	5	-	5

Deferred tax assets	959	38	997

Total Non-current assets	15,207	38	15,245

Inventories	5,732	(3)	5,729

Trade receivables	623	-	623

Receivables from financing activities	18,662	(48)	18,614

Current tax receivables	430	-	430

Other current assets	1,209	25	1,234

Current financial assets:	95	-	95

Current securities	-	-	-

Other financial assets	95	-	95

Cash and cash equivalents	5,854	-	5,854

Total Current assets	32,605	(26)	32,579

Assets held for sale	22	-	22

TOTAL ASSETS	47,834	12	47,846

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent	6,623	(126)	6,497

Non-controlling interests	11	(1)	10

Total Equity	6,634	(127)	6,507

Provisions:	5,687	(336)	5,351

Employee benefits	2,532	-	2,532

Other provisions	3,155	(336)	2,819

Debt:	25,434	-	25,434

Asset-backed financing	11,784	-	11,784

Other debt	13,650	-	13,650

Other financial liabilities	249	-	249

Trade payables	5,185	-	5,185

Current tax payables	229	-	229

Deferred tax liabilities	188	(2)	186

Other current liabilities	4,228	477	4,705

Liabilities held for sale	-	-	-

Total Liabilities	41,200	139	41,339

TOTAL EQUITY AND LIABILITIES	47,834	12	47,846

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        47

The following table summarizes the unaudited impact of adoption of IFRS 15 on the condensed consolidated statement of financial position at December 31, 2017 and the cumulative unaudited impact of adoption of IFRS 9 at January 1, 2018:

($ million)	At December 31, 2017 as previously reported	Impact of IFRS 15 adoption	At December 31, 2017 as recast	Impact of IFRS 9 adoption	At January 1, 2018 as recast

ASSETS

Intangible assets	5,644	-	5,644	-	5,644

Property, plant and equipment	6,830	-	6,830	-	6,830

Investments and other financial assets:	631	-	631	(9)	622

Investments accounted for using the equity method	590	-	590	(9)	581

Other investments and financial assets	41	-	41	-	41

Leased assets	1,845	-	1,845	-	1,845

Defined benefit plan assets	28	-	28	-	28

Deferred tax assets	942	40	982	-	982

Total Non-current assets	15,920	40	15,960	(9)	15,951

Inventories	6,453	-	6,453	-	6,453

Trade receivables	496	-	496	(3)	493

Receivables from financing activities	19,842	(47)	19,795	-	19,795

Current tax receivables	303	-	303	-	303

Other current assets	1,465	36	1,501	-	1,501

Current financial assets:	77	-	77	-	77

Current securities	-	-	-	-	-

Other financial assets	77	-	77	-	77

Cash and cash equivalents	6,200	-	6,200	-	6,200

Total Current assets	34,836	(11)	34,825	(3)	34,822

Assets held for sale	13	-	13	-	13

TOTAL ASSETS	50,769	29	50,798	(12)	50,786

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent	6,831	(160)	6,671	(12)	6,659

Non-controlling interests	15	(2)	13	-	13

Total Equity	6,846	(162)	6,684	(12)	6,672

Provisions:	6,370	(393)	5,977	-	5,977

Employee benefits	2,587	-	2,587	-	2,587

Other provisions	3,783	(393)	3,390	-	3,390

Debt:	26,014	-	26,014	-	26,014

Asset-backed financing	12,028	-	12,028	-	12,028

Other debt	13,986	-	13,986	-	13,986

Other financial liabilities	98	-	98	-	98

Trade payables	6,060	-	6,060	-	6,060

Current tax payables	86	-	86	-	86

Deferred tax liabilities	141	(3)	138	-	138

Other current liabilities	5,154	587	5,741	-	5,741

Liabilities held for sale	-	-	-	-	-

Total Liabilities	43,923	191	44,114	-	44,114

TOTAL EQUITY AND LIABILITIES	50,769	29	50,798	(12)	50,786

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        48

The following table summarizes the unaudited impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the condensed consolidated income statement and on the basic and diluted earnings/(loss) per share for the three months ended June 30, 2017:

	Three Months Ended June 30, 2017
($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast

Net revenues	7,094	(109)	-	6,985	Net revenues

Cost of sales	5,778	(94)	-	5,684	Cost of sales

Selling, general and administrative costs	558	-	-	558	Selling, general and administrative costs

Research and development costs	255	-	-	255	Research and development costs

			29	29	Result from investments:

			29	29	Share of the profit/(loss) of investees accounted for using the equity method

				-	Other income/(expenses) from investments

Other income/(expenses)	(17)	-	17

TRADING PROFIT/(LOSS)	486	(15)	(471)

Gains/(losses) on the disposal of investments	-	-	-	-	Gains/(losses) on the disposal of investments

Restructuring costs	10	-	-	10	Restructuring costs

Other unusual income/(expenses)	-	-	-

OPERATING PROFIT/(LOSS)	476	(15)	(461)

Financial income/(expenses)	(151)	-	151

Result from investments:	29	-	(29)

Share of the profit/(loss) of investees accounted for using the equity method	29	-	(29)

Other income/(expenses) from investments	-	-	-

			(17)	(17)	Other income/(expenses)

			(151)	(151)	Financial income/(expenses)

PROFIT/(LOSS) BEFORE TAXES	354	(15)	-	339	PROFIT/(LOSS) BEFORE TAXES

Income tax (expense)	(120)	4	-	(116)	Income tax (expense)

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	234	(11)	-	223	PROFIT/(LOSS) FROM CONTINUING OPERATIONS

PROFIT/(LOSS) FOR THE PERIOD	234	(11)	-	223	PROFIT/(LOSS) FOR THE PERIOD

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:					PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:

Owners of the parent	229	(11)	-	218	Owners of the parent

Non-controlling interests	5	-	-	5	Non-controlling interests

(in $)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.17	(0.01)	-	0.16	BASIC EARNINGS/(LOSS) PER COMMON SHARE

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.17	(0.01)	-	0.16	DILUTED EARNINGS/(LOSS) PER COMMON SHARE

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        49

The following table summarizes the unaudited impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the condensed consolidated income statement and on the basic and diluted earnings/(loss) per share for the six months ended June 30, 2017:

	Six Months Ended June 30, 2017
($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast

Net revenues	12,923	(174)	-	12,749	Net revenues

Cost of sales	10,636	(159)	-	10,477	Cost of sales

Selling, general and administrative costs	1,074	-	-	1,074	Selling, general and administrative costs

Research and development costs	495	-	-	495	Research and development costs

			48	48	Result from investments:

			48	48	Share of the profit/(loss) of investees accounted for using the equity method

			-	-	Other income/(expenses) from investments

Other income/(expenses)	(40)	-	40

TRADING PROFIT/(LOSS)	678	(15)	(663)

Gains/(losses) on the disposal of investments	-	-	-	-	Gains/(losses) on the disposal of investments

Restructuring costs	23	-	-	23	Restructuring costs

Other unusual income/(expenses)	8	-	(8)

OPERATING PROFIT/(LOSS)	663	(15)	(648)

Financial income/(expenses)	(292)	-	292

Result from investments:	48	-	48

Share of the profit/(loss) of investees accounted for using the equity method	48	-	48

Other income/(expenses) from investments	-	-	-

			(32)	(32)	Other income/(expenses)

			(292)	(292)	Financial income/(expenses)

PROFIT/(LOSS) BEFORE TAXES	419	(15)	-	404	PROFIT/(LOSS) BEFORE TAXES

Income tax (expense)	(162)	1	-	(161)	Income tax (expense)

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	257	(14)	-	243	PROFIT/(LOSS) FROM CONTINUING OPERATIONS

PROFIT/(LOSS) FOR THE PERIOD	257	(14)	-	243	PROFIT/(LOSS) FOR THE PERIOD

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:					PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:

Owners of the parent	249	(14)	-	235	Owners of the parent

Non-controlling interests	8	-	-	8	Non-controlling interests

(in $)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.18	(0.01)	-	0.17	BASIC EARNINGS/(LOSS) PER COMMON SHARE

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.18	(0.01)	-	0.17	DILUTED EARNINGS/(LOSS) PER COMMON SHARE

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        50

The following table summarizes the unaudited impact of adoption of IFRS 15 on the condensed consolidated statement of comprehensive income for the three months ended June 30, 2017:

	Three months ended June 30, 2017
($ million)	As previously reported	Impact of IFRS 15 adoption	As recast

PROFIT/(LOSS) FOR THE PERIOD	234	(11)	223

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	(1)	-	(1)

Tax effect of Other comprehensive (loss)/(income) that will not be reclassified subsequently to profit or loss	-	-	-

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax	(1)	-	(1)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments	76	-	76

Exchange gains/(losses) on translating foreign operations	(178)	(7)	(185)

Share of Other comprehensive income/(loss) of entities accounted for using the equity method	27	-	27

Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(11)	-	(11)

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax	(86)	(7)	(93)

TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX	(87)	(7)	(94)

TOTAL COMPREHENSIVE INCOME/(LOSS)	147	(18)	129

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:

Owners of the parent	144	(18)	126

Non-controlling interests	3	-	3

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        51

The following table summarizes the unaudited impact of adoption of IFRS 15 on the condensed consolidated statement of comprehensive income for the six months ended June 30, 2017:

	Six months ended June 30, 2017
($ million)	As previously reported	Impact of IFRS 15 adoption	As recast

PROFIT/(LOSS) FOR THE PERIOD	257	(14)	243

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	(1)	-	(1)

Tax effect of Other comprehensive (loss)/(income) that will not be reclassified subsequently to profit or loss	-	-	-

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax	(1)	-	(1)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments	58	-	58

Exchange gains/(losses) on translating foreign operations	(113)	(8)	(121)

Share of Other comprehensive income/(loss) of entities accounted for using the equity method	36	-	36

Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(8)	-	(8)

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax	(27)	(8)	(35)

TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX	(28)	(8)	(36)

TOTAL COMPREHENSIVE INCOME/(LOSS)	229	(22)	207

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:

Owners of the parent	223	(22)	201

Non-controlling interests	6	-	6

The impact of adoption of IFRS 15 on the condensed consolidated statement of cash flows for the six months ended June 30, 2017 was immaterial.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        52

Other accounting standards, amendments and interpretations effective from January 1, 2018

◾

On June 20, 2016, the IASB issued narrow-scope amendments to IFRS 2 – Share-based Payment. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The application of these amendments did not have any effect on the Semi-Annual Condensed Consolidated Financial Statements.

◾

On December 8, 2016, the IASB ratified the IFRIC interpretation 22 – Foreign Currency Transactions and Advance Consideration that addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The application of this interpretation did not have any effect on the Semi-Annual Condensed Consolidated Financial Statements.

See paragraph “Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group” of the section “Significant accounting policies” in the Notes to the Consolidated Financial Statements as of December 31, 2017, for a description of new standards not yet effective as of June 30, 2018.

SCOPE OF CONSOLIDATION

There have been no significant changes in the scope of consolidation during the six months ended June 30, 2018.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        53

COMPOSITION AND PRINCIPAL CHANGES

2017 figures included in the following Notes have been recast following the retrospective adoption, on January 1, 2018, of the new accounting standard for revenue recognition (IFRS 15) and the changes in the income statement presentation.

1.  Net revenues

The following tables summarize Net revenues for the three and six months ended June 30, 2018 and 2017:

	Three months ended June 30, 2018					Three months ended June 30, 2017

($ million)	EMEA	NAFTA	LATAM	APAC	Total	EMEA	NAFTA	LATAM	APAC	Total

Agricultural Equipment	1,399	1,077	353	483	3,312	1,126	890	349	401	2,766

Construction Equipment	157	403	93	146	799	130	346	69	105	650

Commercial Vehicles	2,452	2	226	209	2,889	2,126	3	202	267	2,598

Powertrain	856	36	62	265	1,219	827	30	67	213	1,137

Eliminations and Other	(540)	(22)	(54)	(23)	(639)	(537)	(18)	(55)	(15)	(625)

Total Industrial Activities	4,324	1,496	680	1,080	7,580	3,672	1,251	632	971	6,526

Financial Services	78	330	65	25	498	84	331	65	22	502

Eliminations and Other	(34)	(5)	(2)	(6)	(47)	(32)	-	(6)	(5)	(43)

Total Net revenues	4,368	1,821	743	1,099	8,031	3,724	1,582	691	988	6,985

	Six months ended June 30, 2018					Six months ended June 30, 2017

($ million)	EMEA	NAFTA	LATAM	APAC	Total	EMEA	NAFTA	LATAM	APAC	Total

Agricultural Equipment	2,397	1,848	709	937	5,891	1,922	1,610	715	759	5,006

Construction Equipment	309	725	169	278	1,481	227	613	123	189	1,152

Commercial Vehicles	4,583	6	388	407	5,384	3,923	9	364	427	4,723

Powertrain	1,725	72	126	482	2,405	1,583	60	125	370	2,138

Eliminations and Other	(1,089)	(46)	(106)	(40)	(1,281)	(1,030)	(40)	(103)	(30)	(1,203)

Total Industrial Activities	7,925	2,605	1,286	2,064	13,880	6,625	2,252	1,224	1,715	11,816

Financial Services	164	651	134	51	1,000	159	680	131	44	1,014

Eliminations and Other	(72)	(11)	(3)	(11)	(97)	(62)	-	(9)	(10)	(81)

Total Net revenues	8,017	3,245	1,417	2,104	14,783	6,722	2,932	1,346	1,749	12,749

The following table disaggregates Net revenues by major source for the three and six months ended June 30, 2018 and 2017:

	Three Months Ended June 30,		Six Months Ended June 30,

($ million)	2018	2017	2018	2017

Revenues from:

Sales of goods	7,385	6,327	13,450	11,413

Rendering of services	76	93	185	198

Rents and other income on assets sold with a buy-back commitment	119	106	245	205

Revenues from sales of goods and services	7,580	6,526	13,880	11,816

Finance and interest income	265	269	538	540

Rents and other income on operating lease	186	190	365	393

Total Net Revenues	8,031	6,985	14,783	12,749

Contract liabilities recorded in Other current liabilities were $1,404 million and $1,498 million at June 30, 2018 and December 31, 2107, respectively. Contract liabilities primarily relate to extended warranties/maintenance and repair contracts, and transactions for the sale of vehicles with a buy-back commitment. During the three months ended June 30, 2018 and 2017, revenues included $161 million and $122 million, respectively, relating to contract liabilities outstanding at the beginning of each period. During the six months ended June 30, 2018 and 2017, revenues included $315 million and $268 million, respectively, relating to contract liabilities outstanding at the beginning of each period.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        54

As of June 30, 2018, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $2.2 billion. CNH Industrial expects to recognize revenue on approximately 40% and 84% of the remaining performance obligations over the next 12 and 36 months, respectively, with the remaining recognized thereafter.

2.  Cost of sales

The following summarizes the main components of Cost of sales:

	Three months ended June 30,		Six months ended June 30,

($ million)	2018	2017	2018	2017

Interest cost and other financial charges from Financial Services	100	111	211	233

Other costs of sales	6,361	5,573	11,787	10,244

Total Cost of sales	6,461	5,684	11,998	10,477

3.  Selling, general and administrative costs

Selling, general and administrative costs amounted to $588 million and $1,158 million in the three and six months ended June 30, 2018, respectively, compared to $558 million and $1,074 million recorded in the comparable periods in 2017.

4.  Research and development costs

In the three months ended June 30, 2018, research and development costs of $264 million ($255 million in the comparable period of 2017) comprise all the research and development costs not recognized as assets in the period amounting to $144 million ($137 million in the three months ended June 30, 2017) and the amortization of capitalized development costs of $120 million ($118 million in the comparable period of 2017). During the period, the Group capitalized new development costs of $125 million ($96 million in the three months ended June 30, 2017).

In the six months ended June 30, 2018, research and development costs of $526 million ($495 million in the comparable period of 2017) included all the research and development costs not recognized as assets in the period amounting to $284 million ($261 million in the six months ended June 30, 2017) and the amortization of capitalized development costs of $242 million ($234 million in the comparable period of 2017). During the period, the Group capitalized new development costs of $221 million ($170 million in the six months ended June 30, 2017).

5.  Result from investments

This item mainly includes CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method, as well as any impairment losses, reversal of impairment losses and accruals to the investment provision and dividend income. In the three and six months ended June 30, 2018, CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method is a gain of $23 million and $44 million, respectively (a gain of $29 million and $48 million in the comparable periods of 2017, respectively).

6.  Gains/(losses) on the disposal of investments

CNH Industrial did not incur any Gains/(losses) on the disposal of investments in the three and six months ended June 30, 2018 and 2017.

7.  Restructuring costs

CNH Industrial incurred restructuring costs of $7 million and $10 million during the three and six months ended June 30, 2018, respectively. CNH Industrial incurred restructuring costs of $10 million and $23 million during the three and six months ended June 30, 2017, respectively. The costs during the three and six months ended June 30, 2018 primarily related to actions in Commercial Vehicles as part of the Company’s Efficiency Program launched in 2014.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        55

8.  Other income/(expenses)

This item consists of miscellaneous costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from operations which is not attributable to the sale of goods and services. Other income were $493 million and $454 million in the three and six months ended June 30, 2018, respectively, and included a pre-tax income of $527 million related to the modification of a healthcare plan (the “Benefits Modification gain”) following the favorable judgement issued by the United States Supreme Court, as further described in paragraph “Employee benefits” of Note 22 “Provisions”. Other expenses were $17 million and $32 million in the three and six months ended June 30, 2017, respectively.

9.  Financial income/(expenses)

In addition to the items forming part of the specific lines of the condensed consolidated income statement, the following analysis of Net financial income/(expenses) in the three and six months ended June 30, 2018 also takes into account the Interest income earned by Financial Services (presented in item “Interest income from customers and other financial income of Financial Services” in the following table) included in Net revenues for $196 million and $411 million in the three and six months ended June 30, 2018, respectively ($182 million and $369 million in the comparable periods of 2017, respectively) and the costs incurred by Financial Services (included in item “Interest cost and other financial expenses” in the following table) included in Cost of sales for $110 million and $211 million in the three and six months ended June 30, 2018, respectively ($111 million and $233 million in the comparable periods of 2017, respectively).

A reconciliation to the condensed consolidated income statement is provided under the following table.

	Three months ended June 30,		Six months ended June 30,

($ million)	2018	2017	2018	2017

Financial income:

Interest earned and other financial income	15	19	36	40

Interest income from customers and other financial income of Financial Services	196	182	411	369

Total financial income	211	201	447	409

of which:

Financial income, excluding Financial Services (a)	15	19	36	40

Interest and other financial expenses:

Interest cost and other financial expenses	183	229	374	445

Write-downs of financial assets	6	15	26	39

Interest costs on employee benefits	8	12	20	24

Total interest and other financial expenses	197	256	420	508

Net (income)/expenses from derivative financial instruments and exchange differences	104	25	133	57

Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	301	281	553	565

of which:

Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	201	170	342	332

Net financial income/(expenses) excluding Financial Services (a) - (b)	(186)	(151)	(306)	(292)

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        56

10.  Income taxes

Income taxes recognized in the condensed consolidated income statement consist of the following:

	Three months ended June 30,		Six months ended June 30,

($ million)	2018	2017	2018	2017

Current taxes	(57)	(173)	(144)	(248)

Deferred taxes	(187)	55	(169)	86

Taxes relating to prior periods	(12)	2	(1)	1

Total Income tax (expense)	(256)	(116)	(314)	(161)

The effective tax rate for the three months ended June 30, 2018 and 2017 was 24.6% and 34.2%, respectively. The effective tax rate for the six months ended June 30, 2018 was 24.5% compared to 39.9% for the six months ended June 30, 2017. The effective tax rate for the three and six months ended June 30, 2018 improved as a result of a favorable geographic mix of pre-tax earnings, including improved pre-tax results in jurisdictions where CNH Industrial has, historically, been unable to benefit from pre-tax losses, as well as a lower U.S. tax rate. The effective tax rate for the six months ended June 30, 2017 was mainly impacted by unbenefited losses in certain jurisdictions.

In December 2017, the U.S. government enacted new tax legislation (U.S. Tax Reform). U.S. Tax Reform changed many aspects of U.S. corporate income taxation, including reducing the corporate tax rate from 35% to 21%, implementing a quasi-territorial tax system and imposing a tax on deemed repatriated earnings of certain foreign subsidiaries. At the end of 2017, CNH Industrial reasonably estimated the effects of U.S. Tax Reform. Those provisional estimates were not changed during the three and six months ended June 30, 2018. During 2018, CNH Industrial will continue assessing its previously recorded impacts of U.S. Tax Reform.

11.  Earnings per share

Basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur on the conversion of all dilutive potential common shares into common shares. Stock options, restricted stock units, and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive securities.

Shares acquired under the buy-back program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buy-back program, see Note 21 “Equity”.

A reconciliation of basic and diluted earnings/(loss) per share is as follows:

			Three months ended June 30,		Six months ended June 30,

			2018	2017	2018	2017

Basic:

Profit/(loss) attributable to the owners of the parent	$	million	773	218	951	235

Weighted average common shares outstanding – basic		million	1,357	1,364	1,360	1,363

Basic earnings/(loss) per common share			$0.57	0.16	0.70	0.17

Diluted:

Profit/(loss) attributable to the owners of the parent	$	million	773	218	951	235

Weighted average common shares outstanding–basic		million	1,357	1,364	1,360	1,363

Effect of dilutive securities (when dilutive):

Stock compensation plans (a)		million	4	3	3	3

Weighted average common shares outstanding–diluted		million	1,361	1,367	1,363	1,366

Diluted earnings/(loss) per common share		$	0.57	0.16	0.70	0.17

(a)

For the three and six months ended June 30, 2018, 6.1 million and 6.2 million shares were excluded from the computation of diluted earnings per share, respectively, due to an anti-dilutive impact. For the three and six months ended June 30, 2017, no shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        57

In the three and six months ended June 30, 2018, basic and diluted earnings per common share include the positive impact of $399 million, net of taxes, of the $527 million Benefits Modification gain as further described in paragraph “Employee benefits” of Note 22 “Provisions”. The impact per share of the Benefits Modification gain was as follows:

			Three months ended June 30, 2018	Six months ended June 30, 2018

Benefits Modification gain – pre tax	$	million	527	527

Benefits Modification gain – income tax effect	$	million	(128)	(128)

Benefits Modification gain – after tax (a)	$	million	399	399

Weighted average common shares outstanding – basic (b)		million	1,357	1,360

Benefits Modification gain after tax per share – basic (a)/(b)		$	0.29	0.29

Weighted average common shares outstanding – diluted (c)		million	1,361	1,363

Benefits Modification gain after tax per share – diluted (a)/(c)		$	0.29	0.29

12.  Intangible assets

Changes in the carrying amount of Intangible assets for the six months ended June 30, 2018 were as follows:

($ million)	Carrying amount at December 31, 2017	Additions	Amortization	Foreign exchange effects and other changes	Carrying amount at June 30, 2018

Goodwill	2,483	-	-	(12)	2,471

Development costs	2,478	221	(242)	(69)	2,388

Other	683	40	(55)	(11)	657

Total Intangible assets	5,644	261	(297)	(92)	5,516

Goodwill is allocated to the segments as follows: Agricultural Equipment for $1,695 million, Construction Equipment for $579 million, Commercial Vehicles for $63 million, Powertrain for $5 million and Financial Services for $129 million.

13.  Property, plant and equipment

Changes in the carrying amount of Property, plant and equipment for the six months ended June 30, 2018 were as follows:

($ million)	Carrying amount at December 31, 2017	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at June 30, 2018

Property, plant and equipment	4,033	122	(309)	(176)	23	3,693

Assets sold with a buy-back commitment	2,797	320	(192)	(82)	(225)	2,618

Total Property plant and equipment	6,830	442	(501)	(258)	(202)	6,311

14. Investments and other financial assets

Investments and other financial assets at June 30, 2018 and December 31, 2017 consisted of the following:

($ million)	At June 30, 2018	At December 31, 2017

Investments	562	596

Non-current financial receivables	28	34

Other securities	1	1

Total Investments and other financial assets	591	631

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        58

Changes in Investments were as follows:

($ million)	At December 31, 2017	Impact of IFRS 9 adoption	At January 1, 2018	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Other changes	At June 30, 2018

Investments	596	(9)	587	44	-	(69)	562

Investments amounted to $562 million at June 30, 2018 ($596 million at December 31, 2017) and primarily included the following: Naveco (Nanjing Iveco Motor Co.) Ltd. $189 million ($195 million at December 31, 2017), Turk Traktor ve Ziraat Makineleri A.S. $49 million ($74 million at December 31, 2017) and CNH Industrial Capital Europe S.a.S. $166 million ($173 million at December 31, 2017).

Revaluations and write-downs consist of adjustments for the result of the period to the carrying amount of investments accounted for under the equity method. Write-downs also include any loss in value in investments accounted for under the cost method.

15.  Leased assets

Changes in the carrying amount of Leased assets for the six months ended June 30, 2018 were as follows:

($ million)	Carrying amount at December 31, 2017	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at June 30, 2018

Leased assets	1,845	270	(131)	(22)	(218)	1,744

16.  Inventories

At June 30, 2018 and December 31, 2017, Inventories consisted of the following:

($ million)	At June 30, 2018	At December 31, 2017

Raw materials	1,385	1,278

Work-in-progress	748	601

Finished goods	5,009	4,574

Total Inventories	7,142	6,453

At June 30, 2018, Inventories included assets which are no longer subject to operating lease arrangements or buy-back commitments and were held for sale for a total amount of $359 million ($387 million at December 31, 2017).

17.  Current receivables and Other current assets

A summary of Current receivables and Other current assets as of June 30, 2018 and December 31, 2017 is as follows:

($ million)	At June 30, 2018	At December 31, 2017

Trade receivables	543	496

Receivables from financing activities	18,959	19,795

Current tax receivables	250	303

Other current assets:

Other current receivables	1,369	1,348

Accrued income, prepaid expenses and other	156	153

Total Other current assets	1,525	1,501

Total Current receivables and Other current assets	21,277	22,095

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        59

Receivables from financing activities

A summary of Receivables from financing activities as of June 30, 2018 and December 31, 2017 is as follows:

($ million)	At June 30, 2018	At December 31, 2017

Retail:

Retail financing	8,772	9,388

Finance leases	308	337

Total Retail	9,080	9,725

Wholesale:

Dealer financing	9,802	10,001

Total Wholesale	9,802	10,001

Other	77	69

Total Receivables from financing activities	18,959	19,795

CNH Industrial provides and administers financing for retail purchases of new and used equipment sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.

Past due balances of Receivables from financing activities still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing Receivables from financing activities primarily represent loans in litigation.

The aging of Receivables from financing activities as of June 30, 2018 and December 31, 2017 is as follows:

	At June 30, 2018

($ million)	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Non- Performing	Total

Retail

NAFTA	21	8	-	29	6,335	10	6,374

EMEA	2	2	9	13	233	20	266

LATAM	49	1	-	50	1,668	4	1,722

APAC	1	-	1	2	716	-	718

Total Retail	73	11	10	94	8,952	34	9,080

Wholesale

NAFTA	-	-	-	-	3,563	25	3,588

EMEA	17	11	2	30	5,013	-	5,043

LATAM	-	-	-	-	513	-	513

APAC	3	-	-	3	655	-	658

Total Wholesale	20	11	2	33	9,744	25	9,802

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        60

	At December 31, 2017

($ million)	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Non- Performing	Total

Retail

NAFTA	26	9	-	35	6,671	25	6,731

EMEA	3	4	4	11	261	-	272

LATAM	8	-	-	8	1,851	40	1,899

APAC	-	-	-	-	823	-	823

Total Retail	37	13	4	54	9,606	65	9,725

Wholesale

NAFTA	-	-	-	-	3,651	41	3,692

EMEA	23	12	4	39	5,061	9	5,109

LATAM	-	-	-	-	613	-	613

APAC	4	-	-	4	583	-	587

Total Wholesale	27	12	4	43	9,908	50	10,001

On a geographic basis, there is not a disproportionate concentration of credit risk in any area. Receivables from financing activities generally relate to the agricultural, construction and truck businesses. CNH Industrial typically retains a security interest in the equipment or vehicle being financed. In addition, CNH Industrial may also obtain other forms of collateral including letter of credit/guarantees, insurance coverage, real estate and personal guarantees.

Receivables from financing activities are considered to have a significant credit deterioration when they are classified as a problem account, which generally occurs when customers show signs of operational or financial weakness including past dues, which require significant collection effort and monitoring. An account is typically considered in default when they are 90 days past due.

CNH Industrial utilizes three categories for receivables from financing activities that reflect their credit risk and the loan provision is determined.

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision

Performing/Credit Watch	Stage 1	Low risk of default; payments are less than 90 days past due	12 month expected credit losses

Problem	Stage 2	Significant increase in credit risk; payments greater than 90 days past due	Lifetime expected credit losses

Litigation	Stage 3	Negotiation has been unsuccessful and the contract has been terminated and/or a legal action has been initiated	Lifetime expected credit losses

Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

Allowance for Credit Losses

CNH Industrial’s allowance for credit losses is segregated into three portfolio segments: retail, wholesale and other. A portfolio segment is the level at which CNH Industrial develops a systematic methodology for determining its allowance for credit losses. Further, CNH Industrial evaluates its retail and wholesale portfolio segments by class of receivable: NAFTA, EMEA, LATAM and APAC regions. Typically, CNH Industrial’s receivables within a geographic area have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.

The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, CNH Industrial considers historical loss rates for each category of customers, and adjusts for forward looking macroeconomic data.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        61

In calculating the expected credit losses, CNH Industrial’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which CNH Industrial has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history.

The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

Allowance for credit losses activity for the three months and six months ended June 30, 2018 were as follows:

	Three months ended June 30, 2018

($ million)	Retail	Wholesale	Other	Total

Opening balance	392	204	-	596

Provision	2	5	-	7

Charge-offs, net of recoveries	(26)	-	-	(26)

Foreign currency translation and other	(25)	(11)	-	(36)

Ending balance	343	198	-	541

	Six months ended June 30, 2018

($ million)	Retail	Wholesale	Other	Total

Opening balance (December 31, 2017 as recast, in accordance with IAS 39)	383	200	-	583

Impact of IFRS 9 adoption	(2)	2	-	-

Opening balance (January 1, 2018 as recast, in accordance with IFRS 9)	381	202	-	583

Provision	22	4	-	26

Charge-offs, net of recoveries	(40)	(1)	-	(41)

Foreign currency translation and other	(20)	(7)	-	(27)

Ending balance	343	198	-	541

Ending balance: Individually evaluated for impairment	250	164	-	414

Ending balance: Collectively evaluated for impairment	93	34	-	127

Receivables:

Ending balance	9,080	9,802	77	18,959

Ending balance: Individually evaluated for impairment	338	327	-	665

Ending balance: Collectively evaluated for impairment	8,742	9,475	77	18,294

Allowance for credit losses activity for the three and six months ended June 30, 2017 as follows:

	Three months ended June 30, 2017

($ million)	Retail	Wholesale	Other	Total

Opening balance	371	209	-	580

Provision	16	1	-	17

Charge-offs, net of recoveries	(23)	(3)	-	(26)

Foreign currency translation and other	8	18	-	26

Ending balance	372	225	-	597

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        62

	Six months ended June 30, 2017

($ million)	Retail	Wholesale	Other	Total

Opening balance	374	200	-	574

Provision	29	7	-	36

Charge-offs, net of recoveries	(42)	(5)	-	(47)

Foreign currency translation and other	11	23	-	34

Ending balance	372	225	-	597

Ending balance: Individually evaluated for impairment	195	172	-	367

Ending balance: Collectively evaluated for impairment	177	53	-	230

Receivables:

Ending balance	9,617	9,257	65	18,939

Ending balance: Individually evaluated for impairment	358	496	-	854

Ending balance: Collectively evaluated for impairment	9,259	8,761	65	18,085

Allowance for credit losses activity for the year ended December 31, 2017 were as follows:
	Year ended December 31, 2017

($ million)	Retail	Wholesale	Other	Total

Opening balance	374	200	-	574

Provision	72	11	-	83

Charge-offs, net of recoveries	(103)	(15)	-	(118)

Foreign currency translation and other	40	4	-	44

Ending balance	383	200	-	583

Ending balance: Individually evaluated for impairment	212	164	-	376

Ending balance: Collectively evaluated for impairment	171	36	-	207

Receivables:

Ending balance	9,725	10,001	69	19,795

Ending balance: Individually evaluated for impairment	347	540	-	887

Ending balance: Collectively evaluated for impairment	9,378	9,461	69	18,908

Transfers of financial assets

The Group transfers a number of its financial receivables to securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IFRS 9 – Financial Instruments, for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Group continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 23 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized.

At June 30, 2018 and December 31, 2017, the carrying amounts of such restricted assets included in Receivables from financing activities are the following:

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        63

($ million)	At June 30, 2018	At December 31, 2017

Restricted receivables:

Retail financing and finance lease receivables	6,488	6,883

Wholesale receivables	7,388	7,156

Total restricted receivables	13,876	14,039

CNH Industrial has discounted receivables and bills without recourse having due dates beyond June 30, 2018 amounting to $418 million ($566 million at December 31, 2018, with due dates beyond that date), which refer to trade receivables and other receivables for $411 million ($562 million at December 31, 2017) and receivables from financing activities for $7 million ($4 million at December 31, 2017).

18. Other financial assets and Other financial liabilities

These items consist of derivative financial instruments measured at fair value at the balance sheet date.

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enters into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy.

In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging relationship’s hedging ratio reflects the actual quantity of the hedging instruments and the hedged item. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

Foreign Exchange Derivatives

CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs.

For hedging cash flows in a currency different from the functional currency, the hedge relationship reflects the hedge ratio of 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item that move in the opposite direction as a result of the common underlying of hedged risk.

The main sources of hedge ineffectiveness are:

◾

the effect of the counterparty and the Group’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the exchange rates, and

◾	changes in timing of the hedged transaction.

Ineffectiveness related to these hedge relationships is recognized currently in the condensed consolidated income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. Fair vale changes used as a basis to calculate hedge ineffectiveness were $19 million for foreign exchange contracts in the six months ended June 30, 2018. The maturity of these instruments does not exceed 24 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net revenues and cost of sales over the next twelve months assuming foreign exchange rates remain unchanged is approximately $-9 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        64

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.6 billion and $6.9 billion at June 30, 2018 and December 31, 2017, respectively.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months is insignificant.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.

For hedging interest rate exposures, the hedge relationship reflects the hedge ratio 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item that move in the opposite direction as a result of the common underlying of hedged risk.

The main sources of hedge ineffectiveness are:

◾

the effect of the counterparty and the Group’s own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the interest rates, and

◾	differences in repricing dates between the swaps and the borrowings.

Any ineffectiveness is recorded in “Financial income/(expenses)” in the condensed consolidated income statement and was insignificant for all periods presented. Fair vale changes used as a basis to calculate hedge ineffectiveness were $-14 million for interest rate derivatives in the six months ended June 30, 2018.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Group being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the three and six months ended June 30, 2018 and 2017.

All of CNH Industrial’s interest rate derivatives outstanding as of June 30, 2018 and December 31, 2017 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $4.9 billion and $3.9 billion at June 30, 2018 and December 31, 2017, respectively.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        65

The fair values of CNH Industrial’s derivatives as of June 30, 2018 and December 31, 2017 in the condensed consolidated statement of financial position are recorded as follows:

	At June 30, 2018		At December 31, 2017

($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value

Derivatives designated as hedging instruments

Fair value hedges:

Interest rate derivatives	-	(23)	1	(15)

Total Fair value hedges	-	(23)	1	(15)

Cash flow hedges:

Currency risks - Forward contracts and Currency swaps	71	(74)	53	43

Interest rate derivatives	6	(8)	6	(1)

Total Cash flow hedges	77	(82)	59	(56)

Total Derivatives designated as hedging instruments	77	(105)	60	(71)

Derivatives not designated as hedging instruments

Foreign exchange contracts	33	(18)	13	(22)

Interest rate derivatives	3	(3)	4	(5)

Total Derivatives not designated as hedging instruments	36	(21)	17	(27)

Other financial assets/(liabilities)	113	(126)	77	(98)

Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.

Pre-tax gains/(losses) related to CNH Industrial’s derivatives for the three and six months ended June 30, 2018 and 2017 are recorded in the following accounts of condensed consolidated income statement and condensed consolidated statement of comprehensive income:

	Three months ended June 30,		Six months ended June 30,

($ million)	2018	2017	2018	2017

Fair value hedges

Interest rate derivatives— Financial income/(expenses)	(3)	(3)	(10)	(7)

Gains/(losses) on hedged items— Financial income/(expenses)	3	3	10	7

Cash flow hedges

Recognized in Other comprehensive income (effective portion):	(5)	65	25	29

Reclassified from other comprehensive income (effective portion):

Foreign exchange contracts – Net revenues	1	3	1	2

Foreign exchange contracts – Cost of sales	8	(20)	20	(34)

Foreign exchange contracts – Financial income/(expenses)	9	7	14	4

Interest rate derivatives – Cost of sales	(1)	-	(2)	(1)

Not designated as hedges

Foreign exchange contracts – Financial income/(expenses)	89	71	109	24

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        66

19. Cash and cash equivalents

Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

At June 30, 2018, this item included $657 million ($770 million at December 31, 2017) of restricted cash which mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing.

20. Assets held for sale

Assets held for sale at June 30, 2018 and December 31, 2017 primarily included buildings.

21. Equity

Share capital

As of June 30, 2018, the Company’s Share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,355,525,319 common shares outstanding, net of 8,874,877 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (388,876,305 special voting shares outstanding, net of 7,597,971 special voting shares held in treasury by the Company as described in the following), all with a par value of €0.01 each.

For more complete information on the share capital of CNH Industrial N.V., see Note 24 “Equity” to the CNH Industrial Consolidated Financial Statements at December 31, 2017.

Treasury shares

As of June 30, 2018, the Company held 8.9 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $111 million. As of June 30, 2018, the Company held 7.6 million special voting shares in treasury.

During the six months ended June 30, 2018, the Company repurchased 10.6 million shares of its common stock on the MTA under the relevant buy-back programs in place in the period at an aggregate cost of $134 million. During the same period, the Company acquired 30.4 thousand special voting shares following the de-registration of qualifying common shares from the Loyalty Register.

In order to maintain the necessary operating flexibility over an adequate time period, on April 13, 2018, the Annual General Meeting (“AGM”) granted to the Board of Directors the authority to acquire common shares in the capital of the Company through stock exchange trading on the MTA and the NYSE or otherwise for a period of 18 months (i.e., up to and including October 12, 2019). Under such authorization the Board’s authority is limited to a maximum of up to 10% of the issued common shares on April 13, 2018 and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price). On April 27, 2018, CNH Industrial launched its new shares buy-back program involving the repurchase from time to time of up to $700 million in the Company’s common shares, representing an increase of $400 million versus the previous buy-back program. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice.

Capital reserves

At June 30, 2018 capital reserves amounting to $3,231 million ($3,253 million at December 31, 2017) mainly consist of the share premium deriving from the Merger.

Earnings reserves

Earnings reserves, amounting to $5,763 million at June 30, 2018 ($5,059 million at December 31, 2017) primarily consisted of retained earnings and profits attributable to the owners of the parent.

On April 13, 2018, at the AGM, CNH Industrial N.V. shareholders approved a dividend of €0.14 per common share, as recommended on March 2, 2018 by the Board of Directors. The cash dividend was declared in euro and paid on May 2, 2018 for a total amount of $235 million (€190 million).

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        67

Other comprehensive income/(loss)

Other comprehensive income/(loss) consisted of the following:

	Three months ended June 30,		Six months ended June 30,

($ million)	2018	2017	2018	2017

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	55	(1)	55	(1)

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	55	(1)	55	(1)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	(5)	65	25	29

(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	(17)	11	(33)	29

Gains/(losses) on cash flow hedging instruments	(22)	76	(8)	58

Exchange gains/(losses) on translating foreign operations arising during the period	(196)	(185)	(321)	(121)

Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	-	-	-	-

Exchange gains/(losses) on translating foreign operations	(196)	(185)	(321)	(121)

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	(37)	27	(20)	36

Reclassification adjustment for the share of Other comprehensive income/(loss) of entities accounted for using the equity method	-	-	-	-

Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(37)	27	(20)	36

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	(255)	(82)	(349)	(27)

Tax effect (C)	(8)	(11)	(12)	(8)

Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	(208)	(94)	(306)	(36)

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        68

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

	Three months ended June 30,						Six months ended June 30,

	2018			2017			2018			2017

($ million)	Before tax amount	Tax (expense)/ benefit	Net-of- tax amount	Before tax amount	Tax (expense)/ benefit	Net-of- tax amount	Before tax amount	Tax (expense)/ benefit	Net-of- tax amount	Before tax amount	Tax (expense)/ benefit	Net-of- tax amount

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	55	(13)	42	(1)	-	(1)	55	(14)	41	(1)	-	(1)

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	55	(13)	42	(1)	-	(1)	55	(14)	41	(1)	-	(1)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments	(22)	5	(17)	76	(11)	65	(8)	2	(6)	58	(8)	50

Exchange gains/(losses) on translating foreign operations	(196)	-	(196)	(185)	-	(185)	(321)	-	(321)	(121)	-	(121)

Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(37)	-	(37)	27	-	27	(20)	-	(20)	36	-	36

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(255)	5	(250)	(82)	(11)	(93)	(349)	2	(347)	(27)	(8)	(35)

Total Other comprehensive income/(loss)	(200)	(8)	(208)	(83)	(11)	(94)	(294)	(12)	(306)	(28)	(8)	(36)

Share-based compensation

In the six months ended June 30, 2018 and 2017, there were no material grants of stock options or share units under the existing CNH Industrial share-based compensation plans.

CNH Industrial recognized total share-based compensation expense of $12 million and $16 million for the three and six months ended June 30, 2018, respectively ($5 million and $11 million for the comparable periods of 2017, respectively).

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        69

22. Provisions

A summary of Provisions at June 30, 2018 and December 31, 2017 is as follows:

($ million)	At June 30, 2018		At December 31, 2017

Employee benefits		1,809		2,587

Other provisions:

Warranty and technical assistance provision	927		932

Restructuring provision	55		63

Investment provision	12		12

Other risks	2,294		2,383

Total Other provisions		3,288		3,390

Total Provisions		5,097		5,977

Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits, as well as other provisions for employees and provisions for other long-term employee benefits.

Provisions for Other risks include provisions for contractual and commercial risks and disputes.

Employee benefits

The following summarizes the components of net benefit cost of CNH Industrial’s post-employment benefits for the three and six months ended June 30, 2018 and 2017:

	Pension plans		Healthcare plans		Other

	Three Months Ended June 30,		Three Months Ended June 30,		Three Months Ended June 30,

($ million)	2018	2017	2018	2017	2018	2017

Service cost:

Current service cost	6	6	2	2	2	2

Past service cost and (gain)/loss from curtailments and settlements	-	-	(527)	-	-	-

Total Service cost	6	6	(525)	2	2	2

Net interest expense	3	3	2	8	1	-

Other costs	2	3	-	-	-	-

Net benefit (income)/cost recognized to profit or loss	11	12	(523)	10	3	2

	Pension plans		Healthcare plans		Other

	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,

($ million)	2018	2017	2018	2017	2018	2017

Service cost:

Current service cost	12	12	4	4	4	4

Past service cost and (gain)/loss from curtailments and settlements	-	-	(527)	-	-	-

Total Service cost	12	12	(523)	4	4	4

Net interest expense	6	6	10	16	2	1

Other costs	4	5	-	-	1	-

Net benefit (income) cost recognized to profit or loss	22	23	(513)	20	7	5

On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allowed CNH Industrial to terminate or modify various retiree healthcare benefits previously provided to certain UAW Union represented CNH Industrial retirees. On April 16, 2018, CNH Industrial announced its determination to modify the Benefits provided to the applicable retirees (“Benefits Modification”) to make them consistent with the Benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefits Modification resulted in a reduction of the plan liability by $527 million. This amount has been recognized in its entirety in Other income/(expenses).

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        70

23. Debt

An analysis of debt by nature is as follows:

($ million)	At June 30, 2018		At December 31, 2017

Asset-backed financing		11,634		12,028

Other debt:

Bonds	7,236		9,026

Borrowings from banks	4,544		4,200

Payables represented by securities	840		557

Other	173		203

Total Other debt		12,793		13,986

Total Debt		24,427		26,014

Debt decreased by $1,587 million over the period (decrease of $769 million, excluding exchange translation differences), as a result of the repayment of the remaining outstanding CNH Industrial Finance Europe S.A. 6.25% Notes of $1,048 million and of the CNH Industrial Capital LLC 3.625% Notes of $600 million, partially offset by an increase in borrowings from banks and payables represented by securities.

On April 27, 2018, Moody’s Investors Service (“Moody’s”) affirmed the Ba1 corporate family rating of CNH Industrial N.V. and the Ba1 senior unsecured rating of CNH Industrial Capital LLC, raising the outlook to positive from stable for both companies. At the same time, Moody’s upgraded the ratings of the senior unsecured debt of CNH Industrial N.V. and CNH Industrial Finance Europe S.A. to Ba1 from Ba2.

The following table shows the summary of the Group’s issued bonds outstanding at June 30, 2018:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)

Euro Medium Term Notes

CNH Industrial Finance Europe S.A.(1)	EUR	547	2.75%	March 18, 2019	638

CNH Industrial Finance Europe S.A.(1)	EUR	700	2.875%	September 27, 2021	816

CNH Industrial Finance Europe S.A.(1)	EUR	75	1.625%	March 29, 2022	87

CNH Industrial Finance Europe S.A.(1)	EUR	500	1.375%	May 23, 2022	583

CNH Industrial Finance Europe S.A.(1)	EUR	500	2.875%	May 17, 2023	583

CNH Industrial Finance Europe S.A.(1)	EUR	650	1.75%	September 12, 2025	758

CNH Industrial Finance Europe S.A.(1)	EUR	100	3.5%	November 12, 2025	117

CNH Industrial Finance Europe S.A.(1)	EUR	50	3.875%	April 21, 2028	58

Total Euro Medium Term Notes					3,640

Other Bonds

CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500

CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600

CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500

CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400

CNH Industrial Capital LLC	USD	500	4.375%	April 05, 2022	500

CNH Industrial N.V.(2)	USD	600	4.5%	August 15, 2023	600

CNH Industrial N.V.(2)	USD	500	3.85%	November 15, 2027	500

Total Other bonds					3,600

Hedging effect and amortized cost valuation					(4)

Total Bonds					7,236

(1)	Bond listed on the Irish Stock Exchange.
(2)	Bond listed on the New York Stock Exchange.

The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme (and its predecessor the Global Medium Term Note Programme), as well as the notes issued by CNH Industrial N.V., contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        71

The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions. Further information about these bonds is included in Note 27 “Debt” to the CNH Industrial Consolidated Financial Statements at December 31, 2017.

Available Group’s committed unsecured facilities expiring after twelve months amounted to approximately $3.1 billion at June 30 2018 ($3.2 billion at December 31, 2017). Total committed secured facilities expiring after twelve months amounted to approximately $4.5 billion at June 30, 2018 ($3.8 billion at December 31, 2017) of which $0.9 billion was available at June 30, 2018 ($1.2 billion at December 31, 2017).

Debt secured with mortgages and other liens on assets of the Group amounts to $41 million at June 30, 2018 ($42 million at December 31, 2017). This amount includes $2 million ($3 million at December 31, 2017) due to creditors for assets acquired under finance leases.

24. Trade payables

Trade payables of $6,300 million at June 30, 2018 increased by 240 million from the amount at December 31, 2017.

25. Other current liabilities

At June 30, 2018, Other current liabilities mainly included $2,123 million of amounts payable to customers relating to repurchase price on buy-back agreements ($2,176 million at December 31, 2017), and $1,404 million of contract liabilities ($1,498 million at December 31, 2017), of which $822 million for future rents related to buy-back agreements ($926 million at December 31, 2017). Other current liabilities also included accrued expenses and deferred income of $461 million ($499 million at December 31, 2017).

26. Commitments and contingencies

As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.

The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Semi-Annual Condensed Consolidated Financial Statements.

Other litigation and investigation

European Commission settlement: Iveco, the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to medium and heavy trucks. On July 19, 2016 the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in current private litigation commenced in various European jurisdictions and Israel that remains at an early stage. Further, CNH Industrial expects to face further claims in various jurisdictions; the extent and outcome of which cannot be predicted at this time.

Guarantees

CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees, mainly in the interest of a joint venture related to commercial commitments of defense vehicles, totaling $424 million and $368 million at June 30, 2018 and December 31, 2017, respectively.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        72

Other contingencies

CNH Industrial N.V. is successor to Fiat Industrial S.p.A. (“Fiat Industrial”), a company formed as a result of the separation of the non-automotive capital goods business of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) (the “Demerger”). As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At June 30, 2018, the outstanding Liabilities amounted to approximately €198 million ($231 million). CNH Industrial believes the risk of FCA’s insolvency is extremely remote, and therefore, no specific provision has been accrued in respect of the above-mentioned potential joint liability.

27. Segment reporting

The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.

CNH Industrial has five operating segments:

◾

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the STEYR brand in Europe and the Miller brand, primarily in North America and Australia. Following the acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products have been sold under the Kongskilde, Överum, and JF brands.

◾

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the CASE Construction and New Holland Construction Equipment brands.

◾

Commercial Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

◾

Powertrain designs, manufactures and distributes a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.

◾

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

The activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

Historically and through 2017, the CODM assessed the performance of the operating segments on the basis of Operating Profit of Industrial Activities calculated using U.S. GAAP measures. In addition, with reference to Financial Services, the CODM assessed the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP. Furthermore, the CODM reviewed expenditures for long-lived assets, while other operating segment asset information was not readily available.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        73

Concurrently with the change in accounting standards, CNH Industrial reviewed the metrics on which the operating segments will be assessed. Effective January 1, 2018, the CODM began to assess segment performance and make decisions about resource allocation based upon adjusted EBIT and adjusted EBITDA calculated using U.S. GAAP. CNH Industrial believes adjusted EBIT and adjusted EBITDA more fully reflect segment and consolidated profitability. Adjusted EBIT under U.S. GAAP is defined as net income/(loss) before income taxes, interest expenses of Industrial Activities, net, restructuring charges, the finance and non-service component of pension and other post-employment benefits costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBITDA under U.S. GAAP is defined as adjusted EBIT plus depreciation and amortization (including on assets under operating leases and assets sold under buy-back commitments). With reference to Financial Services, the CODM continues to assess the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP.

For completeness of information, we remind that, under U.S. GAAP, starting from January 1, 2018, CNH Industrial has adopted ASU 2014-09, Revenue from Contracts with Customers (“ASC 606”) using the full retrospective approach, on the net equity at January 1, 2016 (date of first time retrospective adoption of the standard). Upon the adoption of ASC 606 CNH Industrial determined that sales to dealers accompanied by “floor plan” agreements, under which CNH Industrial offers wholesale financing including “interest-free” financing for specified periods, include two separate performance obligations. In particular, concurrent with the sale of the equipment/vehicle, Industrial Activities companies offer to the dealer wholesale financing through loans extended by financial services companies (primarily through the Group’s captive Financial Services business). Industrial Activities compensates Financial Services for the cost of the “interest-free” period. This cost has been determined to represent a cash sale incentive on the initial sale of the good (first performance obligation), and therefore it should be recognized as a reduction of net sales of Industrial Activities, and not as interest compensation to Financial Services in the Industrial Activities statement of operations under U.S. GAAP, as presented historically. The second performance obligation consists of a credit facility extended by our Financial Services business to the dealer: the remuneration of this performance obligation is represented by the compensation received from Industrial Activities for the period of the “interest-free” financing, and by the interest charged to the dealer for the remaining period. This remuneration is recognized over the period of the outstanding exposure, consistent with the current accounting treatment. These changes did not result in any change in total revenues in the Condensed Consolidated Statement of Operations under U.S. GAAP or in total operating income, as the transactions between Industrial Activities and Financial Services are eliminated on consolidation. However, the new classification of the interest compensation to Financial Services modified the allocation of total revenues between the amounts classified as Net sales (which includes only Net sales of Industrial Activities) and the Finance and Interest Income (which mainly includes income of Financial Services). Furthermore, after the adoption of ASC 606, the different classification of interest compensation to Financial Services reduced the operating profit of Industrial Activities under U.S. GAAP, but did not modify the total consolidated operating profit under U.S. GAAP.

Furthermore, starting from January 1, 2018, under U.S. GAAP the Group has adopted ASU 2017-07, Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The amendments in this update require that an employer disaggregate the service cost component from the other components of net benefit cost. The amendments also provide explicit guidance on how to present the service cost component and the other components of net benefit cost in the income statement and allow only the service cost component of net benefit cost to be eligible for capitalization.

The unaudited impact of adoption of the new standards on segment information summarizing revenues under U.S. GAAP for the three and six months ended June 30, 2017 was as follows:

	Three Months Ended June 30, 2017			Six Months Ended June 30, 2017

($ million)	As previously reported	ASC 606 adoption impact	As recast	As previously reported	ASC 606 adoption impact	As recast

Agricultural Equipment	2,893	(127)	2,766	5,239	(233)	5,006

Construction Equipment	676	(26)	650	1,199	(47)	1,152

Commercial Vehicles	2,575	23	2,598	4,666	57	4,723

Powertrain	1,136	-	1,136	2,138	(1)	2,137

Eliminations and other	(625)	-	(625)	(1,203)	-	(1,203)

Net sales of Industrial Activities	6,655	(130)	6,525	12,039	(224)	11,815

Financial Services	400	102	502	796	218	1,014

Eliminations and other	(107)	83	(24)	(206)	165	(41)

Total Revenues under U.S. GAAP	6,948	55	7,003	12,629	159	12,788

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        74

The following summarizes adjusted EBIT under U.S. GAAP by reportable segment:

	Three months ended June 30,		Six months ended June 30,

($ million)	2018	2017	2018	2017

Agricultural Equipment	396	261	582	376

Construction Equipment	33	7	33	(24)

Commercial Vehicles	92	72	141	89

Powertrain	108	97	203	171

Unallocated items, eliminations and other	(58)	(41)	(127)	(75)

Total Industrial Activities	571	396	832	537

Financial Services	141	129	284	255

Eliminations and other	-	-	-	-

Total Adjusted EBIT under U.S. GAAP	712	525	1,116	792

The following summarizes adjusted EBITDA under U.S. GAAP by reportable segment:
	Three months ended June 30,		Six months ended June 30,

($ million)	2018	2017	2018	2017

Agricultural Equipment	472	337	737	531

Construction Equipment	48	23	64	8

Commercial Vehicles	239	203	445	345

Powertrain	141	128	270	232

Unallocated items, eliminations and other	(57)	(41)	(126)	(75)

Total Industrial Activities	843	650	1,390	1,041

Financial Services	203	193	413	385

Eliminations and other	-	-	-	-

Total Adjusted EBITDA under U.S. GAAP	1,046	843	1,803	1,426

A reconciliation from consolidated adjusted EBITDA under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS for the three and six months ended June 30, 2018 and 2017 is provided below:

	Three Months Ended June 30,		Six Months Ended June 30,

($ million)	2018	2017	2018	2017

Adjusted EBITDA under U.S. GAAP	1,046	843	1,803	1,426

Depreciation and amortization under U.S. GAAP(*)	(334)	(318)	(687)	(634)

Adjusted EBIT under U.S. GAAP	712	525	1,116	792

Adjustments/reclassifications to convert from adjusted EBIT under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:

Financial income/(expenses) under EU-IFRS	(186)	(151)	(306)	(292)

Development costs	5	(22)	(21)	(64)

Restructuring costs under EU-IFRS	(7)	(10)	(10)	(23)

Pre-tax gain related to the modification of a healthcare plan in the U.S.(**)	527	-	527	-

Other adjustments	(10)	(3)	(23)	(9)

Total adjustments/reclassifications	329	(186)	167	(388)

Profit/(loss) before taxes under EU-IFRS	1,041	339	1,283	(404)

(*) Including depreciation of assets on operating lease and assets sold with buy-back commitment.

(**) This item included the pre-tax Benefits Modification gain of $527 million.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        75

ASC 606 adoption did not have effect on Net income of Financial Services under U.S. GAAP. Net income of Financial Services prepared under U.S. GAAP for the three and six months ended June 30, 2018 and 2017 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

	Three months ended June 30,		Six months ended June 30,

($ million)	2018	2017	2018	2017

Net income of Financial Services under U.S. GAAP (A)	102	87	205	174

Net Income (loss) of Industrial Activities under U.S. GAAP (B)	408	236	610	282

Eliminations and other (C)	(102)	(87)	(205)	(174)

CNH Industrial’s consolidated Net income (loss) under U.S. GAAP (D) = (A) + (B) + (C)	408	236	610	282

Adjustments to conform with EU-IFRS (E)(*)	377	(13)	359	(39)

Income tax (expense) under EU-IFRS (F)	(256)	(116)	(314)	(161)

Profit/(loss) before taxes under EU-IFRS (G) = (D) + (E) - (F)	1,041	339	1,283	404

(*)   Details about this item are provided in Note 31 “EU-IFRS to U.S. GAAP reconciliation”.

Additional reportable segment information under U.S. GAAP

Net Revenues under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item for the three and six months ended June 30, 2018 and 2017, are provided below:

	Three months ended June 30,		Six months ended June 30,

($ million)	2018	2017	2018	2017

Agricultural Equipment	3,312	2,766	5,891	5,006

Construction Equipment	799	650	1,481	1,152

Commercial Vehicles	2,889	2,598	5,384	4,723

Powertrain	1,218	1,136	2,404	2,137

Eliminations and other	(639)	(625)	(1,281)	(1,203)

Net sales of Industrial Activities	7,579	6,525	13,879	11,815

Financial Services	498	502	1,000	1,014

Eliminations and other	(32)	(24)	(61)	(41)

Total Revenues under U.S. GAAP	8,045	7,003	14,818	12,788

Difference(*)	(14)	(18)	(35)	(39)

Total Net Revenues under EU-IFRS	8,031	6,985	14,783	12,749

(*) Different classification of interest income of Industrial Activities

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        76

Depreciation and amortization under U.S. GAAP by reportable segment, together with a reconciliation to the corresponding EU-IFRS consolidated item for three and six months ended June 30, 2018 and 2017, are provided below:

	Three months ended June 30,		Six months ended June 30,

($ million)	2018	2017	2018	2017

Agricultural Equipment	76	76	155	155

Construction Equipment	15	16	31	32

Commercial Vehicles	147	131	304	256

Powertrain	33	31	67	61

Eliminations and other	1	-	1	-

Total Industrial Activities	272	254	558	504

Financial Services	62	64	129	130

Eliminations and other	-	-	-	-

Total Depreciation and Amortization(*) under U.S. GAAP	334	318	687	634

Difference(**)	120	118	242	231

Total Depreciation and Amortization(*) under EU-IFRS	454	436	929	865

(*) Including depreciation of assets on operating lease and assets sold with buy-back commitment.

(**) Primarily amortization of development costs capitalized under EU-IFRS

28. Fair value measurement

Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the entire measurement:

◾	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

◾	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

◾	Level 3 — Unobservable inputs for the asset or liability.

This hierarchy requires the use of observable market data when available.

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each of the fair value hierarchy levels the assets and liabilities that are measured at fair value, on a recurring basis, at June 30, 2018 and at December 31, 2017:

		At June 30, 2018				At December 31, 2017

($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Other non-current securities	(14)	1	-	-	1	1	-	-	1

Other financial assets	(18)	-	113	-	113	-	77	-	77

Total Assets		1	113	-	114	1	77	-	78

Other financial liabilities	(18)	-	126	-	126	-	(98)	-	(98)

Total Liabilities		-	126	-	126	-	(98)	-	(98)

In the six months ended June 30, 2018 and 2017, there were no transfers between levels in the fair value hierarchy.

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 18 “Other financial assets and Other financial liabilities”.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        77

Assets and liabilities not measured at fair value

The estimated fair values for financial assets and liabilities that are not measured at fair value in the condensed statement of financial position at June 30, 2018 and at December 31, 2017 are as follows:

		At June 30, 2018

($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount

Retail financing	(17)	-	-	8,593	8,593	8,772

Dealer financing	(17)	-	-	9,800	9,800	9,802

Finance leases	(17)	-	-	306	306	308

Other receivables from financing activities	(17)	-	-	77	77	77

Total Receivables from financing activities		-	-	18,776	18,776	18,959

Asset-backed financing	(23)	-	11,486	-	11,486	11,634

Bonds	(23)	4,867	2,551	-	7,418	7,236

Borrowings from banks	(23)	-	4,484	-	4,484	4,544

Payables represented by securities	(23)	-	840	-	840	840

Other debt	(23)	-	173	-	173	173

Total Debt		4,867	19,534	-	24,401	24,427

		At December 31, 2017

($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount

Retail financing	(17)	-	-	9,577	9,577	9,388

Dealer financing	(17)	-	-	9,998	9,998	10,001

Finance leases	(17)	-	-	335	335	337

Other receivables from financing activities	(17)	-	-	69	69	69

Total Receivables from financing activities		-	-	19,979	19,979	19,795

Asset-backed financing	(23)	-	11,819	-	11,819	12,028

Bonds	(23)	6,239	3,215	-	9,454	9,026

Borrowings from banks	(23)	-	4,103	-	4,103	4,200

Payables represented by securities	(23)	-	558	-	558	557

Other debt	(23)	-	203	-	203	203

Total Debt		6,239	19,898	-	26,137	26,014

Receivables from financing activities

The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

Debt

All Debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and the bond issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement. Their fair value has been estimated making reference to quoted prices in active markets.

The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for the Group non-performance risk over the remaining term of the financial liability.

Other financial assets and liabilities

The carrying amount of Cash and cash equivalents, Trade receivables, Other current assets, Trade payables and Other current liabilities included in the condensed consolidated statement of financial position approximates their fair value, due to the short maturity of these items.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        78

29. Related party transactions

In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have significant influence over the Group. Related parties include CNH Industrial N.V.’s parent company EXOR N.V. (the holding company of the EXOR Group following the completion of the cross-border merger of EXOR S.p.A. with and into EXOR N.V. occurred on December 11, 2016) and the companies that EXOR N.V. controls or has a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”), and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.

As of June 30, 2018, on the basis of the information published on the website of the Netherlands Authority for the Financial Markets and in reference to the up-to-date information on the files of CNH Industrial, EXOR N.V. held 42.1% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of June 30, 2018.

In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Transactions with EXOR N.V. and its subsidiaries and affiliates

EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three and six months ended June30, 2018 and 2017.

In connection with the Demerger, Fiat (now known as FCA) and Fiat Industrial (now known as CNH Industrial) entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services (such as purchasing, tax, accounting and other back office services, security and training) to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.

These transactions with FCA are reflected in the Semi-annual Condensed Consolidated Financial Statements at June 30, 2018 as follows:

	Six months ended June 30,

($ million)	2018	2017

Net revenues	396	326

Cost of sales	262	226

Selling, general and administrative costs	76	72

($ million)	At June 30, 2018	At December 31, 2017

Trade receivables	5	17

Trade payables	135	96

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        79

Transactions with joint ventures

CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S., and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions are reflected in the Semi-Annual Condensed Consolidated Financial Statements at June 30, 2018 as follows:

	Six months ended June 30,

($ million)	2018	2017

Net revenues	548	406

Cost of sales	226	205

($ million)	At June 30, 2018	At December 31, 2017

Trade receivables	213	79

Trade payables	90	74

At June 30, 2018 and December 31, 2017, CNH Industrial had pledged guarantees on commitments of its joint ventures for an amount of $150 million and $255 million, respectively, mainly related to IVECO - OTO MELARA Società Consortile a responsabilità limitata.

Transactions with associates

CNH Industrial sells trucks and commercial vehicles and provides services to associates. In the six months ended June 30, 2018 revenues from associates totaled $96 million ($88 million in the comparable period of 2017) and cost of sales from associates totaled $17 million ($5 million in the comparable period of 2017). At June 30, 2018 receivables from associates amounted to $17 million ($23 million at December 31, 2017). Trade payables to associates amounted to $25 million at June 30, 2018 ($22 million at December 31, 2017). At June 30, 2018, CNH Industrial had pledged guarantees on commitments of its associates for an amount of $223 million related to CNH Industrial Capital Europe S.a.S.

Transactions with unconsolidated subsidiaries

In the six months ended June 30, 2018 and 2017, there were no material transactions with unconsolidated subsidiaries.

Transactions with other related parties

In the six months ended June 30, 2018 and 2017, there were no material transactions with other related parties.

Compensation to Directors and Key Management

The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated companies and the notional compensation cost arising from stock grants awarded to the Chairman, the Chief Executive Officer and certain Directors, resulted in a net income of approximately $9 million in the six months ended June 30, 2018, inclusive of a $12 million income related to the reversal for forfeitures of certain previously granted stock grant awards. In the six months ended June 30, 2017 these same fees amounted to an expense of $6 million.

The aggregate expense incurred in the six months ended June 30, 2018 and 2017 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $18 million and $8 million, respectively. These amounts included the notional compensation cost for share-based payments.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        80

30. Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Six months ended June 30, 2018		At December 31, 2017	Six months ended June 30, 2017

	Average	At June 30		Average	At June 30

Euro	0.826	0.858	0.834	0.923	0.876

Pound sterling	0.727	0.760	0.740	0.795	0.771

Swiss franc	0.966	0.992	0.976	0.994	0.958

Polish zloty	3.487	3.751	3.483	3.942	3.703

Brazilian real	3.422	3.849	3.313	3.179	3.295

Canadian dollar	1.277	1.325	1.254	1.335	1.296

Argentine peso	21.559	28.200	18.840	15.694	16.476

Turkish lira	4.095	4.579	3.791	3.637	3.517

31. EU-IFRS to US GAAP reconciliation

The Semi-Annual Condensed Consolidated Financial Statements have been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).

CNH Industrial reports quarterly and annual consolidated financial results in accordance with U.S. GAAP for SEC reporting purposes, and in accordance with EU-IFRS for European listing purposes and for Dutch law requirements.

EU-IFRS differ in certain significant requirements from U.S. GAAP. In order to help readers to understand the difference between the two sets of financial statements of the Group, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:

Reconciliation of Profit

	Three months ended June 30,			Six months ended June 30,

($ million)	Note	2018	2017(*)	2018	2017(*)

Profit/(loss) in accordance with EU-IFRS		785	223	969	243

Adjustments to conform with U.S. GAAP:

Development costs	(a)	(5)	22	21	64

Other adjustments(1)	(b)	(510)	(16)	(513)	(26)

Tax impact on adjustments(1)	(c)	129	2	120	(8)

Deferred tax assets and tax contingencies recognition	(d)	9	5	13	9

Total adjustments		(377)	13	(359)	39

Net income (loss) in accordance with U.S. GAAP		408	236	610	282

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (IFRS 15 under IFRS and ASC 606 under U.S. GAAP).
(1)	In the three and six months ended June 30, 2018, this item includes the different accounting impact from the modification of certain healthcare benefits in the U.S.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        81

Reconciliation of Total Equity

($ million)	Note	At June 30, 2018	At December 31, 2017(*)

Total Equity in accordance with EU-IFRS		6,971	6,684

Adjustments to conform with U.S. GAAP:

Development costs	(a)	(2,388)	(2,477)

Other adjustments	(b)	84	112

Tax impact on adjustments	(c)	600	645

Deferred tax assets and tax contingencies recognition	(d)	(688)	(732)

Total adjustments		(2,392)	(2,452)

Total Equity in accordance with U.S. GAAP		4,579	4,232

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (IFRS 15 under IFRS and ASC 606 under U.S. GAAP).

Description of reconciling items

Reconciling items presented in the tables above are described as follows:

(a)	Development costs

Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP.

(b)	Other adjustments

It mainly includes the following items:

•

Goodwill and other intangible assets: Goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350 - Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years.

•

Defined benefit plans: The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

•

Restructuring provisions: The main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        82

(c)	Tax impact on adjustments

This item includes the tax effects of adjustments included in (a) and (b) and mainly refers to development costs.

(d)	Deferred tax assets and tax contingencies recognition

The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2017. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to jurisdictions with U.S. GAAP pretax book losses higher than those recorded for EU-IFRS purposes.

32. Subsequent events

CNH Industrial has evaluated subsequent events through August 3, 2018, which is the date the condensed consolidated financial statements were authorized for issuance. No significant events have occurred.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2018        83

RESPONSIBILITY STATEMENT

The Board of Directors is responsible for preparing the 2018 Semi-Annual Report, inclusive of the Semi-Annual Condensed Consolidated Financial Statements and the Semi-Annual Report on Operations, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting, IAS 34 – Interim Financial Reporting.

In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Condensed Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of CNH Industrial N.V. and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Semi-Annual Report on Operations provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

August 3, 2018

The Board of Directors

Suzanne Heywood

Mina Gerowin

Léo W. Houle

Peter Kalantzis

John Lanaway

Silke C. Scheiber

Guido Tabellini

Jacqueline A. Tammenoms Bakker

Jacques Theurillat

Responsibility Statement	84